Exhibit 99.7

Second Quarterly Report

on the Economy, Fiscal Situation,
and Outlook

Fiscal Year 2006/07

Six Months

April – September 2006

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945–                      — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77                                354.711’007231’05

TABLE OF CONTENTS

2006/07 Second Quarterly Report	November 30, 2006

Summary		3

Part One — Updated Financial Forecast

Introduction		5
Financial results at September 30, 2006		6

Revenue		7

Commercial Crown corporation income		8

Expense		8
Consolidated revenue fund expense		8
Other expenses		10

Full-time equivalents (FTEs)		11

Provincial capital spending		11

Provincial debt		12
Taxpayer-supported debt		12
Self-supported debt		13

Risks to the fiscal plan		14

Tables:
1.1	2006/07 Forecast Update	6
1.2	2006/07 Pressures Notionally Allocated to the Contingencies Vote	9
1.3	2006/07 Capital Spending Update	11
1.4	2006/07 Provincial Debt Update	13

Part Two — Economic Review and Outlook

Summary		15

Comparison to private sector forecasts		15

Recent economic developments		16

External environment		17
United States		17
Canada		19
Other economies		20
Financial markets		20
Commodity markets		23

British Columbia economic developments		24
External trade		24
Labour market		25
Demographic developments		26
Domestic demand		26
British Columbia economic outlook		28

Risks to the forecast		29

Second Quarterly Report 2006/07

2	Table of Contents

Tables:
2.1	British Columbia Economic Indicators	17
2.2	Private Sector Canadian Three Month Treasury Bill Interest Rate Forecasts	21
2.3	Private Sector Canadian 10-year Government Bond Interest Rate Forecasts	21
2.4	Private Sector Exchange Rate Forecasts	22
2.5	Current Economic Statistics	30

Topic Box:
Provincial Economic Accounts Update		31

Appendix

Financial Results: Six Months Ended September 30, 2006 and 2006/07 Full-Year Forecast

Tables:
A.1	Operating Statement	33
A.2	Forecast Update – Changes from Budget 2006	34
A.3	Revenue by Source	36
A.4	Expense by Ministry, Program and Agency	37
A.5	Revenue Assumptions – Changes from Budget 2006	38
A.6	Expense Assumptions – Changes from Budget 2006	43
A.7	Expense by Function	44
A.8	SUCH Sector and Service Delivery Agency Operating Statements	45
A.9	Full-Time Equivalents	47
A.10	Capital Spending	48
A.11	Capital Expenditure Projects Greater Than $50 Million	49
A.12	Provincial Debt	50
A.13	Statement of Financial Position	51

Second Quarterly Report 2006/07

SUMMARY

2006/07 Second Quarterly Report	November 30, 2006

2006/07 Updated Financial Forecast

	Actual		Updated
($ millions)	2005/06	Budget	Forecast	Variance
Revenue	35,947	35,364	37,430	2,066
Expense	(32,177)	(33,914)	(34,440)	(526)
Negotiating Framework incentive payments	(710)	-	(290)	(290)
Surplus before forecast allowance	3,060	1,450	2,700	1,250
Forecast allowance	-	(850)	(550)	300
Surplus	3,060	600	2,150	1,550
Capital spending:
Taxpayer-supported capital spending	3,092	3,488	3,770	282
Total capital spending	3,896	4,826	4,958	132
Provincial Debt:
Taxpayer-supported debt	27,175	27,883	26,338	(1,545)
Total debt	34,356	36,590	34,500	(2,090)
Taxpayer-supported debt to GDP ratio	16.1%	15.8%	14.7%	-1.1%
Total debt to GDP ratio	20.3%	20.7%	19.3%	-1.4%

Strong results in 2006

•       The 2006/07 forecast surplus has improved to $2.15 billion, $950 million higher than the surplus forecast in the first Quarterly Report.

•       Revenue is up $725 million due to stronger 2005 tax assessments and one-time federal trust funds. Other revenue increases of $319 million reflect other improvements in taxation revenues and improved results for commercial Crown corporations, partially offset by lower natural gas revenues due to continued weakness in natural gas prices.

•       As noted in the first Quarterly Report, BC was eligible to receive additional federal trust funds contingent on the size of the federal surplus. Upon finalization of the federal Public Accounts in late September, BC received an additional $408 million of one-time revenues from the federal government which will be spent on capital projects including post-secondary infrastructure, public transit, affordable housing and off-reserve aboriginal housing over the next two to three years.

•       The spending forecast is up $94 million from the first Quarterly Report, in part reflecting projected deficits by health authorities and hospital societies.

•       Government continues its commitment to ensure capital spending for schools, roads and hospitals remains affordable. Capital spending for 2006/07 is little changed from the first Quarterly Report, with increases in schools and transportation sectors offset by reduced spending by government ministries and commercial Crown corporations.

•       Taxpayer-supported government debt is forecast to be $26.3 billion at year-end, $1.6 billion less than the first Quarterly Report, reflecting additional revenues and reduced cash requirements. The key taxpayer-supported debt-to-GDP ratio is expected to fall to 14.7 per cent ensuring that debt remains affordable.

•       On October 5, 2006, Moody’s Investors Service upgraded BC’s credit rating to Aaa, the highest possible rating. In making its decision Moody’s cited a well structured fiscal framework, leading to a reduced debt burden.

•       Recent economic data, particularly with regard to strong domestic performance in retail sales and employment and higher private sector forecasts, suggest that BC’s actual economic growth in 2006 could now be stronger than the 3.6 per cent forecast in the first Quarterly Report.

Risks remain

•       Risks to the economic outlook include the current slowing of the US economy, particularly in the US housing sector, as well as declining and volatile commodity prices.

•       Total reductions from budget in natural gas revenues of $939 million are now forecast and natural gas prices remain volatile due to high inventories.

Budget 2007

•       In preparation for Budget 2007, the Minister of Finance will be consulting with the independent Economic Forecast Council on December 8, 2006 to obtain their views on the North American and British Columbia economic outlook. An updated five-year economic forecast, incorporating their advice, will be developed for the February 20, 2007 budget.

Second Quarterly Report 2006/07

PART ONE — UPDATED FINANCIAL FORECAST 1

2006/07 Second Quarterly Report	November 30, 2006

Introduction

Reflecting additional revenues, the 2006/07 surplus is now forecast to be $2.15 billion, an increase of $950 million compared to the $1.2 billion surplus forecast in the first Quarterly Report and $1.55 billion higher than the budget forecast.

The surplus reflects a $725 million improvement in revenues due to stronger 2005 tax assessments and one-time federal trust funds, and revenue increases of $319 million resulting from other improvements in taxation revenues and higher commercial Crown net income partially offset by lower natural gas revenues. The one-time trust funds will be spent on capital projects including post-secondary infrastructure, public transit, affordable housing and off-reserve aboriginal housing over the next two to three years.

The spending forecast is up $94 million from the first Quarterly Report.

The increase in part reflects projected deficits by health authorities and hospital societies. Ministries continue to forecast on-budget spending, except for this summer’s forest fire fighting costs.

Recently announced government initiatives that require funding in 2006/07, but cannot be accommodated within existing ministry budgets, have been included as pressures against the contingencies vote.

Government continues to ensure capital spending for schools, roads and hospitals is affordable. Updated capital spending for 2006/07 is largely unchanged from the first Quarterly Report.

Taxpayer-supported debt is forecast to be $26.3 billion at year end, $1.6 billion less than the first Quarterly Report and $837 million lower than in 2005/06. The key taxpayer-supported debt-to-GDP ratio is projected to decline to 14.7 per cent by the end of 2006/07.

On October 5, 2006, Moody’s Investor Service upgraded its BC credit rating to Aaa, the highest possible rating. In making its decision Moody’s cited a well structured fi scal framework, leading to a reduced debt burden and the expectation of further improvements in the province’s debt ratios over the medium term.

Despite robust economic growth this year, there are a number of risks and pressures to the fiscal plan, including volatile natural resource revenues. As a result, a forecast allowance of $550 million is maintained in the projected surplus as continued protection from these risks.

The main changes to the fiscal plan are summarized in Table 1.1.

1 Reflects information available and government policy as at November 13, 2006.

Second Quarterly Report 2006/07

6	Updated Financial Forecast

Table 1.1 2006/07 Forecast Update

		Updated
($ millions)	Changes	Forecast
Budget 2006 Fiscal Plan (February 21, 2006)		600
First Quarterly Report forecast updates: [1]
Total revenue increases	1,022
Total expense increases	(722)
Forecast allowance decrease	300
Net change		600
2006/07 surplus – first Quarterly Report		1,200
Second Quarterly Report forecast updates:
Revenue increases (decreases):
Personal income tax – higher 2005 tax assessments:
– Prior-year adjustment	138
– Higher 2006/07 due to improved 2005 assessments	134
Corporate income tax – higher 2005 and prior-year tax assessments and lower national tax base:
– Prior-year adjustment	45
– Lower federal government instalments	(15)
Social service tax – stronger year-to-date collections	115
Property transfer tax – strong housing market	50
Natural gas royalties – lower natural gas prices	(165)
Other energy, metals and mineral revenues – higher copper, oil, electricity prices and sales of Crown land drilling rights	57
Forest revenue – mainly lower prices and crown harvest volumes	(153)
– Softwood Lumber Agreement 2006 border tax	208
Investment earnings – primarily higher cash balances	38
Federal government transfers:
– One-time trusts established by federal government to fund capital projects in BC	408
– Health and social transfers – mainly due to higher national personal income tax revenues	51
All other taxpayer supported changes	69
Commercial Crown corporation net income:
BC Lotteries – mainly increased casino revenue and lower operating costs	17
BCRC – mainly delayed asset dispositions	(15)
ICBC – mainly lower claims cost projections	49
Other Crown corporation changes – mainly BC Hydro net income	13
Total revenue changes		1,044
Less expense increases (decreases):
Forest management program expenses partially offset by reduced forest fire fighting costs	5
Interest costs – mainly reduced debt levels	(40)
CRF expense changes	(35)
Increased ministry expenditures mainly recoverable from the federal government	38
SUCH sector and service delivery agencies:
Health authorities/hospital societies – projected deficits	66
Other service delivery agencies net spending changes	25
Total expense changes		94
Net change since the first Quarterly Report		950
2006/07 surplus – second Quarterly Report		2,150

1 Further details on the first Quarterly Report forecast updates are provided in Appendix Table A.2.

Financial results at September 30, 2006

Financial results for the first six months of the fiscal year show a surplus of $2.2 billion, $1.2 billion higher than expected at the six-month point. Revenues for the April to September period totaled $18.4 billion, $1.1 billion higher than expected and total expenses were $16.2 billion, $68 million lower than expected. Details are shown in the Appendix Tables A.1 to A.13.

Second Quarterly Report 2006/07

Updated Financial Forecast	7

Revenue

The 2006/07 updated revenue forecast incorporates year-to-date results for the first six months, more recent tax assessment reports from the federal government for 2005 and prior years, and revised forecasts from ministries, SUCH sector agencies and Crown corporations.

The revenue forecast is $1,044 million higher than the first Quarterly Report forecast and $2,066 million higher than budget. The main changes from the first Quarterly Report forecast for 2006/07 are:

•  Personal income tax revenue is up $272 million including a $138 million increase for prior years due to stronger 2005 tax assessment reports. This improved 2005/06 base results in an additional $134 million in 2006/07.

•  Corporate income tax revenue is up $30 million mainly due to a higher prior-year adjustment for 2005, partially offset by lower instalment payments from the federal government reflecting weaker national corporate profits in 2006.

The forecast includes $25 million in tax revenue from duty deposit refunds representing BC’s instalment share under the Tax Collection Agreement of the federal government’s assumed $2.4 billion of additional national taxable income in 2006. BC expects further tax revenue from duty deposit refunds of about $250 million over the next few years.

•  Social service tax revenue is forecast to be up $115 million as higher year-to-date performance resulted from increased sales this year.

•  Revenue from property transfer tax is expected to be $50 million higher reflecting the continuing high level of housing sales this year.

•  Natural gas royalties are forecast to be down $165 million as natural gas prices are expected to be Cdn $0.77 per gigajoule (at plant inlet) lower than assumed in the first Quarterly Report. Revenue from other energy, metal and mineral sources is expected to be up $57 million mainly due to the effects of higher copper, electricity and oil prices and increased land lease auction volumes from the sale of Crown land drilling rights.

•  Forests revenue is up $55 million as an estimated $208 million of border tax revenue resulting from the Softwood Lumber Agreement 2006 (SLA 2006) is partially offset by the effects of reduced harvest volumes and lower lumber prices. For more information on the potential impacts of the SLA 2006 (implemented October 12, 2006), refer to the topic box on page 14 of the first Quarterly Report.

•  Investment earnings are expected to be $38 million higher due to improved cash balances.

•  Total federal transfers are up $489 million including BC’s share of the four trusts established by the federal government that were dependent on the federal government surplus in 2005/06. BC’s share is $408 million for capital projects related to post-secondary infrastructure, public transit, affordable housing and off-reserve aboriginal housing. The $408 million will be spent on capital projects over the next two to three years subject to finalization of plans.

Second Quarterly Report 2006/07

8	Updated Financial Forecast

Health and social transfers are up $51 million mainly reflecting the effect on transfer entitlement due to higher national tax base forecasts for 2006/07 and prior years.

Appendix Tables A.3 and A.5 provide more details on the revenue forecast and assumptions.

Commercial Crown corporation income

In total, commercial Crown corporation income projections improved by $64 million since the first Quarterly Report, primarily due to a $49 million improvement in ICBC’s expected results during government’s 2006/07 fiscal year. ICBC’s revised outlook reflects improved premium revenue and lower claims costs than the projections in the first Quarterly Report fiscal plan update.

BC Lotteries is projecting a $17 million improvement in its net income mainly due to higher casino revenue and lower operating costs. Other changes since the first Quarterly Report include improved results for LDB ($6 million), BC Hydro ($5 million), and Columbia Power Corporation ($2 million).

These improvements are partially offset by a $15 million reduction in BC Rail’s expected results during government’s 2006/07 fiscal year, primarily due to a delay in real estate property disposals to the following year.

Expense

Government expense includes spending for ministries and other programs of the Consolidated Revenue Fund (CRF), combined with the expense of taxpayer-supported Crown corporations and agencies, including the SUCH sector (schools, universities, colleges and health authorities/hospital societies). The total expense forecast of $34.7 billion is $816 million above budget and includes $290 million in negotiating framework incentive payments for agreements concluded in 2006/07 prior to contract expiry. The forecast is $94 million higher than the first Quarterly Report.

Appendix Tables A.4 and A.6 provide more details on the expense forecast and assumptions.

Consolidated revenue fund expense

CRF spending is forecast to be $35 million less than the first Quarterly Report forecast, due to lower debt interest costs and forecast forest fire fighting costs, partially offset by higher spending resulting from BC Timber Sales development costs.

The main changes to the 2006/07 forecast since the first Quarterly Report are:

•  Expenditures for BC Timber Sales are forecast to be up $7 million mainly refl ecting increased silviculture liabilities, and is partially offset by a $2 million reduction in forest fi re fi ghting costs. Based on the latest information, the updated forecast for direct forest fi re fi ghting costs is $168 million, $113 million above budget.

Second Quarterly Report 2006/07

Updated Financial Forecast	9

•  Management of public funds and debt (debt interest) is forecast to be $40 million lower than the first Quarterly Report and budget, reflecting significantly lower borrowing requirements for government operating purposes.

Ministries are also managing pressures and assessing potential savings for re-allocation to other priority areas. Specifically:

•  The Ministry of Public Safety and Solicitor General is managing potential pressures of $3 million from higher than forecast costs for emergency protection related to floods.

•  The Ministry of Employment and Income Assistance is reviewing its spending plan due to lower income assistance caseload forecasts.

•  The Ministry of Economic Development is re-profiling the timing of its contributions for the 2010 Winter Olympics.

Spending commitments and pressures totaling $207 million have been notionally allocated to the contingencies vote (see Table 1.2). These allocations include:

 Table 1.2  2006/07 Pressures Notionally Allocated to the Contingencies Vote

($ millions)
K–12 education service improvements	86
K–12 – Ready Report	37
Re-profiled negotiating framework costs	20
Funding for Spirit Squares in communities throughout the province	16
Affordable housing strategy	14
Children’s Education Credit	10
Major court trials	9
Vancouver Island Gas Pipeline Assistance Agreement – adjustments to reflect the latest natural gas price forecast	6
Traffic fines revenue sharing – potential changes in estimates	5
Blueberry River First Nation Economic Benefits Agreement	3
BC Ferry Services – accelerated vessel replacement for northern routes	1
Subtotal	207
Unallocated	113
Total contingencies budget	320

•    Up to $86 million for recently negotiated K-12 service improvements.

•    Up to $37 million to address recommendations from the October 2005 Ready Report.

•    Up to $20 million relating to re-profiling negotiating framework costs.

•    Up to $16 million for Spirit Squares in communities throughout the province.

•    Up to $14 million for Housing Matters BC, the provincial strategy focused on access to affordable housing.

•    Up to $10 million for the Children’s Education Credit of $1,000 for each newborn child to help meet their post-secondary skills development needs.

•    Up to $9 million for expected costs related to major court trials in 2006/07. Potential costs continue to be uncertain and will be regularly reviewed as further information becomes available.

Second Quarterly Report 2006/07

10	Updated Financial Forecast

•    As part of the 1995 Vancouver Island Gas Pipeline Assistance Agreement, the province is required to make payments to Terasen Inc. for the value of a volume of natural gas set out in the agreement. Base funding is included in the Ministry of Energy, Mines and Petroleum Resources budget, with an additional amount retained in the contingencies vote. The contingency allocation has been amended to reflect the latest natural gas price forecast.

•    Up to $5 million for potential changes in estimates for traffic fine revenue sharing.

•    Up to $3 million for the economic benefits agreement with the Blueberry River First Nation.

•    Up to $1 million for an increased service fee under a new agreement between the province and BC Ferry Services for accelerated vessel replacements and terminal improvements on the northern routes.

Other expenses

Ministry expenses recovered mainly from the federal government are forecast to be up $38 million in 2006/07 from the first Quarterly Report, and $132 million from budget. These expense recoveries relate primarily to post-secondary assistance programs, including Canada Study Grants and the Millennium Scholarship Fund, and municipal infrastructure grants.

SUCH sector expenses in excess of government transfers are forecast to be $3.2 billion in 2006/07, $89 million higher than the first Quarterly Report and $307 million higher than Budget 2006. The spending increases are to be offset by increases in the SUCH sector’s own-source revenues of $14 million from the first Quarterly Report and $252 million from budget.

Projected net spending by school districts for 2006/07 is up $13 million compared to Budget 2006, due to increased staffing levels to address priority areas, such as class size and composition and special needs students. This spending increase is offset by an increase in school district own-source revenue of $70 million.

Projected net spending by health authorities and hospital societies for 2006/07 is $194 million higher than the Budget 2006 projections, reflecting additional staffing levels. This spending increase is partly offset by increases in health authority and hospital society own-source revenues of $72 million.

The second Quarterly Report reflects updated plans for health authorities and hospital societies as of November 3, 2006. Health authorities and hospital societies have estimated deficits totaling $66 million for 2006/07, mainly at the Vancouver Coastal and Interior Health Authorities. Subsequent to these forecasts being provided, the Interior Health Authority announced mitigation plans to address the $20 million deficit that had been estimated. As a result, the Interior Health Authority projected deficit is expected to be reduced by year-end.

Projected net spending by universities and colleges for 2006/07 is up $99 million compared to Budget 2006. The increase reflects additional faculty for education and research programs. In addition, university and college own-source revenues have increased $108 million from budget.

Second Quarterly Report 2006/07

Updated Financial Forecast	11

Full-time equivalents (FTEs)

The 2006/07 projections for taxpayer-supported FTEs – including ministries and special offices, taxpayer-supported Crown corporations and agencies, and children and family development governance authorities – is unchanged from the first Quarterly Report (see Appendix Table A.9). The projections show a slight reduction of 16 FTEs from budget for taxpayer-supported Crown corporations, and revised estimates for the transfer of staff from the Ministry of Children and Family Development to children and family development authorities (this transfer has no effect on total taxpayer-supported FTEs).

Provincial capital spending

Capital spending is needed to build, acquire or replace assets such as roads, schools, post-secondary facilities, hospitals and related major equipment.

Capital spending is not directly counted in the government’s annual surplus or deficit. Instead, generally accepted accounting principles require capital costs to be spread out over the useful lives of the related assets through annual amortization expenses. These amortization expenses are charged annually against the surplus. The cash requirements for capital projects have an immediate impact on debt, except where cash balances can be drawn down or new revenue sources applied.

Total capital spending is forecast to be $5 billion in 2006/07, $20 million, lower than the first Quarterly Report and $132 million higher than the Budget 2006 projection (see Table 1.3 and Appendix Table A.10).

Table 1.3 2006/07 Capital Spending Update

		Updated
($ millions)	Changes	Forecast
Budget 2006 capital spending (February 21, 2006)		4,826
First Quarterly Report forecast updates:
Taxpayer-supported changes	261
Self-supported changes	(109)
Net change		152
Updated capital spending – first Quarterly Report		4,978
Second Quarterly Report forecast updates:
Taxpayer-supported changes:
Schools (K–12) – computer, furniture and equipment, and vehicle purchases financed from cash balances	28
BC Transportation Financing Authority – mainly timing of capital spending	46
Government operating (ministry minor capital) revised estimate based on year-to-date results	(50)
Other	(3)
Total taxpayer-supported changes		21
Self-supported changes:
BC Rail – timing of real estate property site preparation costs in anticipation of property sales	(30)
Other	(11)
Total self-supported changes		(41)
Net change since the first Quarterly Report		(20)
Capital spending – second Quarterly Report		4,958

Second Quarterly Report 2006/07

12	Updated Financial Forecast

Taxpayer-supported capital spending in 2006/07 is forecast to be $21 million higher than the first Quarterly Report projection mainly reflecting higher spending for computers, furniture and equipment and vehicles in K–12 schools and higher spending on transportation projects throughout the province, partially offset by lower ministry minor capital spending. Total taxpayer-supported capital spending is forecast to be $282 million higher than Budget 2006.

Self-supported commercial Crown corporation capital spending is forecast to be $41 million lower than the first Quarterly Report projection mainly reflecting timing of site clean-up and improvement costs on real estate properties in anticipation of future property sales by BC Rail. Total self-supported capital spending is forecast to be $150 million lower than Budget 2006.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Appendix Table A.11. Forecast spending for these projects in 2006/07 is relatively unchanged from the first Quarterly Report projections.

Provincial debt

The government and its Crown corporations borrow to finance construction of capital projects or other investments, to refinance maturing debt and to finance working capital needs.

Total provincial debt is projected to be $34.5 billion at March 31, 2007. This amount is $2.1 billion lower than the Budget 2006 projection (see Table 1.4 and Appendix Table A.12). The updated debt forecast is $1.6 billion lower than the first Quarterly Report mainly reflecting the improved operating surplus forecast.

Total provincial debt includes a borrowing allowance to mirror the operating statement forecast allowance. In the first Quarterly Report, the borrowing allowance for 2006/07 was reduced from the original budgeted $850 million to $550 million, reflecting reduced risks in the natural gas price forecast and assessment of risks to the end of the fiscal year. This allowance is unchanged for the second Quarterly Report as the risks to the forecast are generally equivalent to those assessed for the first Quarterly Report.

Taxpayer-supported debt

In 2006/07, taxpayer-supported debt of $26.3 billion is $1.6 billion lower than the first Quarterly Report and $1.5 billion below Budget 2006. The improvement mainly reflects stronger taxation and forestry revenues; higher federal government transfers for transit, post-secondary and social housing capital spending; and reduced working capital requirements. The improvement is partially offset by lower natural gas revenues and higher capital spending requirements for the BC Transportation Financing Authority.

Second Quarterly Report 2006/07

Updated Financial Forecast	13

Table 1.4                      2006/07 Provincial Debt Update

		Updated
($ millions)	Changes	Forecast
Budget 2006 total debt (February 21, 2006)		36,590
First Quarterly Report forecast updates:
Taxpayer-supported debt changes	19
Self-supported debt changes	(196)
Forecast allowance decrease	(300)
Net change		(477)
Updated total debt – first Quarterly Report		36,113
Second Quarterly Report forecast updates:
Taxpayer-supported debt changes:
Government operating:
– higher taxation revenue	(477)
– lower natural gas revenue	165
– higher forestry revenue	(55)
– other resource revenue improvements	(42)
– other revenue improvements	(105)
– federal transfers (mainly one-time trusts to fund capital projects in BC)	(489)
– working capital changes (mainly lower cash requirements)	(615)
BC Transportation Financing Authority (mainly higher capital spending)	57
Other taxpayer-supported changes	(3)
Total taxpayer-supported changes		(1,564)
Self-supported debt changes:
BC Hydro – working capital changes	(46)
BC Transmission Corporation – working capital changes	(3)
Total self-supported changes		(49)
Net change since the first Quarterly Report		(1,613)
Updated total debt – second Quarterly Report		34,500

The debt forecast incorporates the updated capital spending plan and assumes that the expected surplus will be fully applied to debt reduction. Based on these assumptions, the taxpayer-supported debt to GDP ratio is projected to be 14.7 per cent of GDP at the end of 2006/07.

Should the government allocate some of the expected surpluses to other areas, the debt forecast would change accordingly.

Self-supported debt

Self-supported debt is mainly incurred to finance power generation and distribution projects throughout the province. Self-supported debt is projected to total $7.6 billion at March 31, 2007, down $49 million from the first Quarterly Report, mainly reflecting reduced working capital requirements for BC Hydro. The 2006/07 forecast is $245 million lower than the Budget 2006 projection.

Second Quarterly Report 2006/07

14	Updated Financial Forecast

Risks to the fiscal plan

The major risks to the fiscal plan stem from changes to the main tax bases (personal and corporate income tax, sales and property transfer taxes) that are dependent on economic growth in BC and its trading partners, commodity prices (especially natural gas, lumber and electricity) and exchange rate fluctuations.

The main changes to the risk profile described in Budget 2006 and the first Quarterly Report are summarized below.

•                  The current slowing of the US economy, particularly in the U.S. housing market, poses a risk to the economic outlook for both BC and Canada.

•                  This update for 2006/07 incorporates estimated fiscal impacts resulting from implementation of the Softwood Lumber Agreement 2006. However, during times when lumber prices are low the economic impacts are uncertain and consequently this poses additional risk to the revenue forecast.

•                  Although the updated fiscal plan has incorporated significant reductions in projected natural gas revenues in 2006/07 due to lower prices, the risk has been reduced but not eliminated. North American inventory levels remain high and price volatility is expected to continue.

•                  The BC Utilities Commission approved a negotiated settlement on BC Hydro rates on November 10, 2006. The decision is not reflected in BC Hydro’s forecast, but it is not anticipated to materially affect net income. ICBC’s claims costs are impacted by factors such as weather and driving conditions. Severe winter weather could adversely affect their outlook.

•                  The spending forecast contained in the fiscal plan is based on ministry and taxpayer-supported Crown corporation and agency spending plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care or community social services sector, represent a spending risk.

•                  Changes in accounting treatment or revised interpretations of generally accepted accounting principles could affect the bottom line.

Second Quarterly Report 2006/07

PART TWO — ECONOMIC REVIEW AND OUTLOOK1

2006/07 Second Quarterly Report	November 30, 2006

Summary

Chart 2.1                    Private sector short-term outlook for BC positive

Sources: Private sector forecasters

•                  Recent economic indicators continue to show that British Columbia’s domestic economy has been performing well in 2006, with employment and retail sales showing continued strength.

•                  The private sector outlook for BC continues to be positive, particularly for 2006, with expectations of real GDP growth of 4.2 per cent in 2006 and 3.4 per cent in 2007.

•                  However some indicators, such as housing starts and non-residential building permits, suggest BC may have reached a peak in the construction sector. Although housing starts and non-residential building permits are still above last year’s levels, they have shown a declining trend in recent months.

•                  In addition, the value of goods exports has been declining through 2006, driven by falling prices, particularly in the energy sector.

•                  Risks to the economic outlook include the current slowing of the US economy (particularly in the U.S. housing sector), slowing net inter-provincial migration, declining and volatile commodity prices, the impact of export taxes on the BC forest sector and the strength of the Canadian dollar.

•                  In preparation for Budget 2007, the Minister of Finance will meet with the independent Economic Forecast Council on December 8, 2006 to obtain their views on the economic outlook. A revised 5-year economic forecast will then be developed for Budget 2007, to be released February 20, 2007.

Comparison to private sector forecasts

Private sector forecasts for 2006 have strengthened since the first Quarterly Report released September 15, 2006. At that time, the average of private sector forecasts was 3.9 per cent for 2006. As of November 21, 2006, the private sector average for 2006 was 4.2 per cent, and BC was pegged to lag only behind Alberta in economic growth.

1  Reflects information available as of November 21, 2006.

Second Quarterly Report 2006/07

16	Economic Review and Outlook

Among private sector provincial forecasts (see Chart 2.2), there are considerable differences in Canada’s regional economic outlooks, with western Canada expected to perform much better than central and eastern Canadian provinces, notably Ontario and Quebec, which have been hampered by a strong Canadian dollar and weaker expected demand from the US. Some forecasters have cited increased demand from Asia, particularly China and India, as well as revitalized trade with Japan as sources for BC’s economic growth. An additional common view cited by private sector forecasters is the strong growth in the service and construction sectors, partly related to the 2010 Winter Olympics.

Chart 2.2                    BC’s economic growth expected to be among the strongest

Average of seven private sector forecasts
Real GDP, per cent change

Source: Seven private sector forecasters, as of November 21, 2006

Private sector forecasters now expect provincial economic growth to be slightly weaker next year with private sector forecasts averaging 3.4 per cent, down from their average of 3.5 per cent at the time of the first Quarterly Report. Some private sector forecasters noted increased risk of inflation due to competition from Alberta for scarce resources such as skilled labour and materials. Others, such as Export Development Canada (EDC) noted that they expect the forestry sector to contract in 2007, dragging overall export growth into negative territory.

Recent Economic Developments

Indicators of economic performance so far in 2006 confirm that British Columbia is experiencing strong domestic growth this year, but export data suggest BC’s trade sector is being hurt by falling forest and energy prices and the strong dollar. The six major indicators shown in Table 2.1 show positive growth in the first nine months of this year compared to the same period a year ago. Retail sales have continued to show robust growth, despite a drop in September, reflecting strong consumer confidence. The rate of job growth is second among Canadian provinces. However exports, manufacturing shipments and non-residential permits have declined in the last two quarters.

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Economic Review and Outlook	17

Table 2.1                      British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2006	Jul. to Sep. 2006	Jan. to Sep. 2006
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2006	Apr. to Jun. 2006	Jan. to Sep. 2005
	Per cent change
Employment	+0.7	+0.2	+3.3
Manufacturing shipments	-1.3	-0.2	+3.2
Exports	-4.1	-1.7	+1.0
Retail sales	+2.4	+1.3	+6.8
Housing starts	-13.1	+4.2	+9.2
Non-residential building permits	-5.5	-2.9	+9.4

External environment

United States

In the United States, real GDP rose 1.6 per cent on an annualized basis in the July to September quarter of this year, following a 2.6 per cent increase in the April to June quarter. Weakness in the July to September quarter was due in large part to a fall in annualized fixed residential investment, which declined 17.4 per cent, resulting in overall fixed investment declining by 1.4 per cent. Additionally, imports jumped higher, rising 7.8 per cent, which was a significant drag on GDP growth for the quarter. Other components that contributed to the slower growth were weaker investment in inventories and slower government spending growth. The decline in residential investment followed a similar decline in the previous April to June quarter, where residential investment fell by an annualized 11.1 per cent, resulting in overall investment declining by 1.6 per cent. Meanwhile, the performance of recent US economic indicators signals that the US economy will likely remain weak through 2007.

The US housing market has weakened considerably in recent months. In October housing starts fell 14.6 per cent, and were 10.2 per cent lower year-to-date, compared to the same period the previous year. Building permits, a leading indicator of housing activity fell 6.3 per cent in October,

Chart 2.3                    US homebuilder’s views remain unfavourable

NAHB Housing
Market Index, sa

Source: National Association of Home Builders

Second Quarterly Report 2006/07

18	Economic Review and Outlook

suggesting further weakness in the US housing sector. Additionally, the National Association of Home Builders housing market index, an indicator of homebuilder optimism, has been weakening since it peaked in June 2005 and has reached lows not seen since early 1991. New and existing home sales have also been declining, while inventories of unsold homes have remained high, resulting in average home price declines.

The US Labour market situation, a lagging indicator of economic activity, currently remains robust to October. While employment increased by only 92,000 in October, upward revisions to previous months estimates were positive, and the unemployment rate fell to 4.4 per cent. The slowdown in residential construction resulted in 26,000 job losses in the construction sector, and manufacturing employment fell by 39,000.

US consumer confidence indices have sent mixed signals recently. The University of Michigan Consumer sentiment index fell modestly in November, after a surprising jump in October, largely on the basis of falling gasoline and other energy prices. The Conference Board Consumer Confidence index declined slightly in October, due to slowing job gains. Going forward, continued weakening in housing markets, high debt burdens and anticipated higher energy prices in the winter months are risks to US consumer confidence and a concern for consumer spending.

Expectations for US economic growth in 2006 have been declining in recent months, following the release of weaker than expected third quarter real GDP growth, particularly the rapid decline in the housing market. Industrial production declined in September before slightly rebounding in October, while surveys of manufacturing activity indicate further slowing going forward. According to the November Consensus Economics survey, US economic growth is expected to be 3.3 per cent for 2006, down from 3.5 per cent in the September survey, as forecasters align their predictions with current indicators.

Chart 2.4                    Consensus outlook for US economy continues to deteriorate

Forecast annual per cent
change in US real GDP

Source: Consensus Economics

The chart represents forecasts for US real GDP growth in 2006 and 2007 as polled on specific dates. For example, forecasters surveyed on November 13, 2006 had an average 2006 U.S. growth forecast of 3.3 per cent, while in July they forecast 2006 U.S. growth at 3.5 per cent.

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Economic Review and Outlook	19

The US outlook for 2007 is much weaker, with the Consensus Economics November survey expecting 2.5 per cent growth in 2007, 0.2 percentage points lower than August’s average and well below the 3.1 per cent forecast in the January Consensus Economics survey. Analysts anticipate the US economy will moderate in 2007 in response to factors such as the impact of previous Federal Reserve interest rate increases, a slowing housing market and the fiscal and current account deficits. Concerns also remain about inflation, partly due to heightened wage pressures, which may lead to the Federal Reserve having to raise interest rates further.

The Ministry of Finance assumed US real GDP growth of 3.3 per cent in 2006 and 2.5 per cent in 2007 in the first Quarterly Report. These prudent assumptions were lower than the Consensus Economics survey average at the time, but matching the current Consensus Economics expectations. Due to the heightened risks to the US economic outlook, the Ministry of Finance will be reviewing its forecast assumptions based on evolving economic conditions in the US for its next forecast to be published in Budget 2007.

Canada

The outlook for the Canadian economy has also continued to deteriorate in recent months. The November Consensus Economics survey expects 2006 Canadian real GDP growth to be 2.8 per cent, down from August’s survey average of 3.1 per cent. The outlook for 2007 has also weakened somewhat, as the Consensus Economics average is for real GDP growth of 2.6 per cent, compared to the August survey average of 2.8 per cent.

Chart 2.5       Consensus outlook for Canada declines in recent months

Forecast annual per cent
change in Canadian real GDP

Source: Consensus Economics

The chart represents forecasts for Canadian real GDP growth in 2006 and 2007 as polled on specific dates. For example, forecasters surveyed on November 13, 2006 had an average 2006 Canadian growth forecast of 2.8 per cent, while in July they forecast 2006 Canadian growth at 3.1 per cent.

Canadian real GDP grew by 2.0 per cent, on an annualized basis, in the April to June quarter of 2006, after growth of 3.6 per cent in the January to March quarter. The slowdown in the April to June quarter was due in part to declines in real residential investment and real exports of goods and services, as well as acceleration in the real value of imports of goods and services. Although residential investment slowed in the April to June quarter and is expected to continue slowing into 2007, the housing sector remains healthy overall. Housing starts bounced back in October, rising 6.8 per cent and have increased 3.7 per cent for the first ten months of 2006, compared to the same period the previous year.

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20	Economic Review and Outlook

Consumer spending remains very strong nationally, with retail sales in Canada up 6.5 per cent in the nine months of 2006 compared to the same period a year ago. Meanwhile, Canadian exports fell 2.0 per cent in September, the first time in five months, due largely to falling energy prices. The national trade balance with the US narrowed in September, and has been on a downward trend since October 2005. Employment in Canada remains healthy, growing 1.9 per cent over the January to October period relative to the same period the prior year, an increase of 313,090 jobs. The national unemployment rate was 6.2 per cent in October, after reaching 30-year lows of 6.1 per cent in May. Since employment is a lagging indicator of economic activity, slowing Canadian real GDP growth is likely to slow employment growth going forward.

The Bank of Canada released its Monetary Policy Update in October. The Bank of Canada lowered its projection of real economic growth for Canada to 2.8 per cent in 2006 and 2.5 per cent in 2007, partly on the basis of a weaker near-term outlook for the US economy. The Bank of Canada expects core inflation to be slightly above 2.0 per cent in the final quarter of 2006 and the first half of 2007 according to the Monetary Policy Update, due to the current slight excess demand and strong momentum in housing prices. Inflation is expected to return to 2.0 per cent in the second half of 2007 as these pressures ease.

Other economies

The outlook for Europe in 2006 and 2007 has improved slightly through the year due to improved investment and industrial production, particularly in Germany. The European Central Bank raised interest rates on October 5, 2006. This was widely anticipated given positive retail sales and improving job market conditions. The November Consensus Economics survey is forecasting euro zone growth of 2.6 per cent in 2006 and 1.9 per cent in 2007.

According to the November Consensus Economics survey, the 2006 economic outlook for Japan has weakened slightly in recent months, with real GDP growth expected to be 2.7 per cent. This was due in part to slow real GDP growth of 2.0 per cent annualized in the July to September quarter of 2006 and weakening private consumption. The Consensus Economics survey average forecasts real GDP growth to be 2.0 per cent in 2007.

Expectations of real economic growth for China improved in recent months, with the Blue Chip Economic Indicators survey in November forecasting real GDP growth of 10.4 per cent in 2006 followed by 9.2 per cent growth in 2007. This compares to the August Blue Chip Indicators survey average, which forecast China’s real GDP growth at 10.0 per cent growth in 2006 and 8.9 per cent in 2007.

Financial markets

Interest rates

The Bank of Canada held its key overnight target rate at 4.25 per cent on October 17, 2006, marking the third consecutive meeting that rates have been held constant, following the last increase of 25 basis points in May. In the most recent announcement, the Bank of Canada noted that the risks around the inflation projection are roughly balanced and the current level for the overnight rate was consistent with achieving the inflation target over the medium term.

Second Quarterly Report 2006/07

Economic Review and Outlook	21

Chart 2.6                    Central banks hold rates steady

Sources: Bank of Canada, US Federal Reserve Bank.

As of November 21, 2006, the private sector average forecast for Canadian 3-month Treasury bill interest rates was 4.0 per cent for 2006 and 4.1 per cent in 2007. This compares to the private sector average in the first Quarterly Report of 4.1 per cent and 4.3 per cent. Generally, recent expectations are that the Bank of Canada will begin lowering interest rates sometime in 2007.

Table 2.2       Private Sector Canadian Three Month Treasury Bill
Interest Rate Forecasts

Average annual interest rate (per cent)	2006	2007

Global Insight	4.0	4.2
BMO	4.0	4.2
Nesbitt Burns	4.0	4.0
Scotiabank	4.0	3.8
TD Economics	4.0	4.0
RBC Capital Markets	4.0	4.1
Average (as of November 21, 2006)	4.0	4.1
First Quarterly Report Forecast	4.1	4.3

The private sector average forecast for 10-year government of Canada bond interest rates was 4.2 per cent for 2006 and 4.1 per cent in 2007. At the time of the first Quarterly Report, the private sector average was slightly higher at 4.5 per cent for 2006 and 4.7 per cent for 2007.

Table 2.3       Private Sector Canadian 10-year Government Bond
Interest Rate Forecasts

Average annual interest rate (per cent)	2006	2007

Global Insight	4.3	4.3
BMO	4.2	4.1
Nesbitt Burns	4.2	4.0
Scotiabank	4.2	3.9
TD Economics	4.2	4.2
RBC Capital Markets	4.2	4.1
Average (as of November 21, 2006)	4.2	4.1
First Quarterly Report Forecast	4.5	4.7

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22	Economic Review and Outlook

The US Federal Reserve Board (Fed) raised its key interest rate four times this year, each time by 25 basis points, to 5.25 per cent, but has held interest rates flat since mid-summer. At its latest rate announcement on October 25, 2006 the Fed decided to keep the target for the federal funds rate unchanged. The Fed noted that some inflation risks remain, with high levels of resource utilization having the potential to sustain inflation pressures, but that inflation pressures were expected to moderate over time. Additionally, the announcement stated that economic growth has slowed over the course of the year, partly reflecting a cooling housing market, and that going forward economic growth was likely to be moderate.

Exchange rate

The appreciation of the Canadian dollar continued in 2006 and averaged 88.4 cents US in the first 10 months of the year, up from 82.0 cents US from the same period a year ago. The dollar reached almost 91 cents US in the middle of the year, but has since been trading slightly lower, and was 87.2 cents on November 21, 2006.

Chart 2.7 Private sector average sees weaker loonie

Sources: Bank of Canada; average of six private sector forecasts; BC Ministry of Finance forecast

A number of factors contributed to the loonie’s strength in 2006, including strong commodity prices, solid Canadian economic fundamentals, higher interest rates and a generally weaker US dollar due in part to ongoing concerns regarding the US budget and current account deficits. Recent declines in energy prices and the Bank of Canada’s decision to hold interest rates steady likely resulted in the Canadian dollar’s slight decline. Private sector

Table 2.4                      Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2006	2007
Global Insight	88.3	88.4
BMO	88.4	90.3
Nesbitt Burns	88.4	87.6
Scotiabank	88.5	90.5
TD Economics	88.3	86.9
RBC Capital Markets	88.3	83.1
Average (as of November 21, 2006)	88.4	87.8
First Quarterly Report forecast	88.4	88.3

Second Quarterly Report 2006/07

Economic Review and Outlook	23

forecaster expectations for the Canadian dollar and commodity prices have dampened since the first Quarterly Report, with the dollar now expected to average 88.4 cents US in 2006 and 87.8 cents US in 2007. This compares to the private sector average of 88.4 cents US in 2006 and 88.3 cents US in 2007 at the time of the first Quarterly Report, as shown on Table 2.4.

Commodity markets

Commodity prices have continued to be mixed, with weaker lumber and natural gas prices offset by strong metal and mineral prices. Lumber prices have been trending downwards this year, as demand faltered due to a slowing US housing market. Western spruce-pine-fir (SPF) 2x4 prices hit a recent low of $232 US per thousand board feet in the second week of November, before bouncing back to $260 US the following week. There is also a fair amount of uncertainty regarding the impact of the recently implemented Softwood Lumber Agreement 2006 and its potential impact on prices. For the first ten months of this year lumber prices averaged $306 US, down 14.8 per cent compared to the same period a year ago.

Chart 2.8   Lumber prices continue to decline

Source: Madison’s Lumber Reporter

Natural gas prices have been lower than anticipated this year and remain volatile. After falling to $4.1 C/GJ in September, October prices bounced back to $4.6 C/GJ, according to estimates by the Ministry of Energy, Mines and Petroleum Resources. For the first ten months of the year, natural gas prices averaged $5.4 C/GJ, 19.8 per cent lower than the same period the previous year. Higher than average storage levels of natural gas, weaker demand due to mild weather and a mild hurricane season have all contributed to lower prices. Oil prices have softened in recent months due to slowing demand and were $58.28 US/bbl as of November 14, 2006. However global supplies remain tight and OPEC producing countries have discussed potential supply reductions in light of weakening demand.

Meanwhile, metal and mineral prices are up strongly from 2005 levels. Copper prices through the first ten months of 2006 have averaged $3.05 US per pound, 90.6 per cent higher than 2005 levels. Over the same period zinc was $1.4 US per pound, an increase of almost 133 per cent over 2005 levels.

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24	Economic Review and Outlook

Chart 2.9   Natural gas prices remain volatile

Source:  BC Ministry of Energy, Mines and Petroleum Resources; Intercontinental Exchange

Other commodity prices such as gold, silver, lead and aluminum have all seen substantial growth relative to last year.

British Columbia economic developments

British Columbia’s key economic indicators continued to show healthy results in terms of retail sales and housing starts year-to-date, although exports, non-residential building permits and manufacturing shipments have been showing signs of weakening.

External trade

Looking at the trade sector, the value of merchandise exports declined for the third consecutive quarter in July to September, falling 1.7 per cent. Energy exports declined 3.4 per cent, after previous declines of 22.1 per cent in the January to March and 14.4 per cent in the April to June quarters. Exports of forestry products declined 2.8 per cent in the July to September quarter, also the third consecutive quarterly decline, as prices for forestry products continued to weaken.

For the first nine months of 2006, the value of exports of merchandise goods were up 1.0 per cent compared to the same period the previous year. Excluding energy, exports were still 3.3 per cent higher for the first nine months of 2006, compared to the same period the previous year. Excluding forest and energy, exports were up 7.8 per cent through the first nine months of 2006, due to solid growth in machinery, equipment and automobiles, which increased 4.3 per cent year-to-date, while industrial, consumer and specialty trade products increased 12.2 per cent for the first nine months of 2006. At current energy and forest price levels, the value of exports are expected to show little or no annual growth by year-end.

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Economic Review and Outlook	25

Chart 2.10  Exports down from December, due to falling natural gas prices sa, $billions

Source: BC Stats

Labour market

Employment growth through the first ten months was a strong 3.2 per cent, adding almost 69,000 jobs, while the unemployment rate averaged 4.7 per cent over this period. Sectors that saw the largest job increases (in terms of growth rates) were: paper manufacturing, construction, retail and wholesale trade, health & welfare and education. Gains were largely focused in full-time employment with approximately 60,000 jobs added, while part-time employment rose by almost 9,000 jobs.

Chart 2.11             Employment growth remains strong

Source: Statistics Canada

Prior to the strong October results, employment growth slowed during the July to September quarter, increasing 0.2 per cent, or just over 3,800 jobs compared to the previous quarter. However, full-time employment continued to increase, adding 12,900 jobs in the quarter, though part-time employment declined by 9,100.

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26	Economic Review and Outlook

Demographic developments

BC’s population growth slowed to 1.2 per cent in the April to June quarter of this year, compared to the same period the previous year. Net inter-provincial migration was 2,320 persons, 19.4 per cent lower than the same period the previous year, while net-international migration added 9,666 persons to BC’s population, or 8.4 per cent lower than the previous year.

Looking at recent inter-provincial migration across provinces, Alberta was the largest beneficiary of inter-provincial migration in recent quarters (see Chart 2.12), adding 11,363 persons from other provinces in the April to June period. In this same period, BC was the only other province to see significant net positive inter-provincial migration. Alberta’s hot economy continues to attract individuals from other provinces, including BC, and is likely to continue to put pressure on labour markets in other provinces going forward.

Chart 2.12   Alberta and BC drew people from other provinces

Net inter-provincial migration
(000’s of persons)

Source:  Statistics Canada

Domestic demand

Consumer spending and housing

For the first nine months of 2006, retail sales grew by 6.8 per cent. Year-to-date growth has been broad-based, but home-related sales have continued to be among some of the biggest increases, especially categories such as furniture, home furnishings, home centres and hardware stores, and home electronics and appliance stores. Gasoline station sales have also seen large year-over-year growth, due to higher prices.

Despite a declining trend since March 2006, British Columbia housing starts have remained at high levels, and averaged 36,900 units on an annualized basis through the first ten months of 2006, an increase of 7.7 per cent over the previous year. Residential building permits have increased 12.2 per cent year-to-date to September, but growth of permits has slowed in recent quarters, indicating that housing starts may have reached a peak and are anticipated to gradually decline going forward.

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Economic Review and Outlook	27

Chart 2.13   Housing starts have slowed but remain at high levels

Housing starts; number of units
seasonally-adjusted at annual rates

Source: Canada Mortgage and Housing Corporation

Non-residential building permits have risen 9.4 per cent for the first nine months of 2006, compared to the same period the previous year, with commercial, industrial and government sectors all contributing to the increase. However, there are indications that non-residential building construction was slowing in recent quarters. For the July to September quarter, non-residential building permits fell by 2.9 per cent, following a decline in the April to June quarter of 5.5 per cent. Meanwhile, current dollar investment in non-residential building construction has increased by 32.1 per cent in the first nine months of 2006, led by institutional and government sector investment growth, followed by commercial sector investment.

Chart 2.14   Non-residential construction strong though building permits slow seasonally adjusted, ($000)

Source: Statistics Canada; quarterly data

There are continued concerns that the strength of investment in both residential and non-residential construction may lead to a shortage of skilled labour, pressure on wages, as well as further material price inflation. The non-residential construction price index for Vancouver increased 9.3 per cent in the first nine months of 2006, relative to the same period the previous year.

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28	Economic Review and Outlook

Chart 2.15   Vancouver non-residential construction inflation at 9.3 per cent

Vancouver Non-Residential Building Construction Price Index
(year-over-year per cent change)

Source:  Statistics Canada

British Columbia economic outlook

In the first Quarterly Report, the BC economy was forecast to expand by 3.6 per cent in 2006 and 3.1 per cent in 2007. This forecast was based on US growth assumptions of 3.3 per cent in 2006, compared to the August Consensus Economics survey average of 3.4 per cent. Since then, the consensus average has declined to 3.3 per cent, matching the Ministry of Finance assumptions.

Recent economic data, particularly with regard to strong domestic demand in retail sales, employment and housing starts bode well for economic growth for BC in 2006, and suggest that economic growth in BC could be stronger than forecast at the time of the first Quarterly Report. However, the slowing US economy (particularly focused in the US housing sector), declining lumber prices, as well as lower than expected natural gas prices will likely dampen the outlook for exports in 2007.

The Ministry of Finance forecast of 3.1 per cent growth in 2007 in the first Quarterly Report was based on an assumption of US economic growth of 2.5 per cent in 2007, compared to the August Consensus Economics survey average of 2.7 per cent. Since then, the outlook for the US economy has deteriorated.  In preparation for Budget 2007, evolving views on the US economy will be assessed and incorporated to ensure that the Ministry of Finance economic forecast maintains prudent assumptions.

For Canada, the Ministry of Finance assumed growth of 2.9 per cent in 2006 and 2.6 per cent in 2007, compared to the August Consensus Economics survey average for 2006 and 2007 of 3.1 per cent and 2.8 per cent respectively. Currently, the November Consensus Economics survey average expects real GDP growth of 2.8 per cent and 2.6 per cent. Weakening exports, slowing US demand, declining energy prices and a narrowing trade balance suggest that prudent assumptions for Canadian economic growth were necessary, but must be reviewed for Budget 2007.

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Economic Review and Outlook	29

Private sector forecasters continue to see BC’s economic growth being among the best in Canada, behind only Alberta. The current private sector average, as of November 21, 2006, forecasts BC’s real GDP to grow by 4.2 per cent in 2006 and 3.4 per cent in 2007. This compares to private sector averages of 3.9 per cent in 2006 and 3.5 per cent in 2007 at the time of the first Quarterly Report. The Ministry of Finance forecast BC’s economic growth to be 3.6 per cent in 2006 and 3.1 per cent in 2007 in the first Quarterly Report.

The Minister of Finance will be meeting with the independent Economic Forecast Council on December 8, 2006 to obtain their views on the North American and British Columbian economic outlook. An updated five-year economic forecast, incorporating their advice, will be developed for the February 20, 2007 budget.

Risks to the forecast

The economic outlook has both upside and downside risks associated with it. The most significant risks to the British Columbia economic outlook remain the volatility of the Canadian dollar and commodity prices as well as the sustainability of US economic growth.

The British Columbia economy could grow faster than forecast if:

•                  The Canadian dollar falls significantly below the current forecast.

•                  Commodity prices, in particular lumber prices and natural gas prices rise to levels higher than the current forecast.

•                  The US economy performs better than anticipated.

•                  US housing demand recovers faster than anticipated. This would provide an opportunity for further growth in British Columbia’s forest industry.

•                  British Columbia business confidence and investment strengthen further; this would provide a base for stronger economic growth in the province.

•                  Inter-provincial net in-migration strengthens significantly; with slowing growth in central Canada, this would generate additional demand for goods and services and boost economic growth.

•                  Visitors to BC increase more than expected as Vancouver gains further international recognition as a tourist destination through promotion of the 2010 Winter Olympics.

Alternatively, the British Columbia economy could grow slower than forecast if:

•                  The Canadian dollar movements become increasingly volatile or the dollar appreciates rapidly from its current level.

•                  There is a slowdown in world economic activity and global demand.

•                  Commodity prices decline more sharply than forecast or become more volatile.

•                  Forest sector mill shutdowns occur as a result of Softwood Lumber Agreement 2006 export taxes at current low forestry prices.

•                  Oil prices rise even further and are sustained at a higher level, dampening North American growth prospects.

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30	Economic Review and Outlook

•                  Interest rates in the US and Canada rise despite evidence of slowing economic growth.

•                  Rising costs in the construction sector and shortages of skilled labour persist.

•                  The mountain pine beetle outbreak is more widespread and accelerates at a faster rate than anticipated.

•                  Geopolitical uncertainty accelerates due to events in the Middle East and terrorist threats.

•                  Tourism in British Columbia slows, for example due to fears of an Avian Flu or Pandemic Influenza outbreak or border restrictions.

Table 2.5    Current Economic Statistics

				Year-to-Date
	Latest Period			Average
			2005	2006	Change
BRITISH COLUMBIA
LABOUR MARKET
Employment (s.a.[1], thousands)	October	2,214	2,123	2,191	3.2%
Unemployment rate (s.a., per cent)	October	4.6	6.0	4.7	-1.3
Total net in-migration (persons)	Apr.-Jun.	11,986	12,142	11,176	-967
Interprovincial (persons)	Apr.-Jun.	2,320	2,003	1,487	-516
International (persons)	Apr.-Jun.	9,666	10,139	9,689	-451
Wages and salaries (s.a. $millions)	June	6,608	6,057	6,535	7.9%
Average weekly wage rate	October	733	703	723	2.9%

CONSUMER SECTOR
Retail sales (s.a., $ million)	September	4,482	4,142	4,425	6.8%
Car and truck sales (s.a., units)	September	16,862	15,776	16,195	2.7%
Housing starts (all areas, s.a., annual rate)	October	36,600	34,250	36,900	7.7%
Existing home sales (s.a.)	September	7,321	8,882	8,256	-7.0%
Building permits (s.a., $ millions)	September	893	824	917	11.3%
BC consumer price index (annual per cent change)	September	1.0	2.0	1.8	-0.2

INDUSTRIAL ACTIVITY
Foreign merchandise exports (s.a., $ million)	September	2,791	2,772	2,799	1.0%
Manufacturing shipments (s.a., $ million)	September	3,532	3,399	3,508	3.2%
Lumber production (thousand cubic metres)	August	3,311	3,473	3,536	1.8%
Pulp and paper shipments (thousand tonnes)	September	664	644	656	1.9%
Copper production (million kg)	September	25.5	23.1	24.4	5.8%

TOURISM
Entries of U.S. and overseas residents (thousands)	September	579.9	608.9	576.1	-5.4%
BC ferry passengers to/from Vancouver Island (thousands)	October	873	960	966	0.7%

COMMODITY PRICES
Lumber (US $/thousand board feet)	October	241	359	306	-14.8%
Pulp (US $/tonne)	October	719	614	663	8.0%
Newsprint (US $/tonne)	October	673	602	667	10.8%
Copper (US $/lb.)	October	3.41	1.60	3.05	90.6%

FINANCIAL DATA
Canadian dollar (US cents)	October	88.6	82.0	88.3	6.3
Canadian prime rate (per cent)	October	6.00	4.33	5.78	1.45
Canadian treasury bills (per cent)	October	4.17	2.60	4.01	1.41
Treasury bill spread – Canada minus US (per cent)	October	-0.75	-0.40	-0.69	-0.29

1 s.a. - seasonally adjusted

Second Quarterly Report 2006/07

Economic Review and Outlook	31

Provincial Economic Accounts Update

Provincial Economic Accounts

Statistics Canada released new estimates of provincial GDP for 2002 to 2005 on November 8, 2006.

Economic growth in British Columbia for 2005 was revised up to 3.7 per cent from the preliminary estimate of 3.5 per cent released in April. Four provinces had their 2005 growth revised upwards from the preliminary estimate (see Chart 1). British Columbia had the second highest annual growth rate among the provinces in 2005 and grew faster than Canada as a whole.

Chart 1 – 2005 real GDP growth revised up in only four provinces

Annual per cent change in 2005 real GDP

Source: Statistics Canada

BC’s strong performance in 2005 was mainly due to strong investment spending by businesses (7.4 per cent) and government (9.9 per cent). Consumer spending was up 4.4 per cent in 2005 from 4.3 per cent in 2004. Real export growth of 2.9 per cent was offset by a 5.7 per cent increase in imports.

Historical changes

Chart 2 shows the revisions to real GDP for BC from 2002 to 2005. Upward revisions to growth estimates were seen in all years. The most significant revision was to 2004, where  he previous estimate of 4.0 per cent growth was revised up to 4.6 per cent.

Chart 2 – BC real GDP

Source: Statistics Canada

Nominal GDP

Nominal GDP for British Columbia was revised downwards in 2002 and 2003 but upwards in 2004 and 2005, respectively. Cumulatively, the revisions result in an increase of $844 million (or 0.5 per cent) in the level of nominal GDP by 2005. While historical revisions to nominal GDP can sometimes create noticeable changes to government’s debt to GDP ratio, these revisions had little impact, changing the taxpayer-supported debt to GDP ratio for 2005/06 from 16.2 per cent to 16.1 per cent.

Chart 3 – BC nominal GDP

Source: Statistics Canada

Corporate profits growth was revised upwards in 2002, revised downwards in 2003 and 2004, and revised upwards in 2005. The largest revision was made to 2004 corporate profits, which were revised to 33.9 per cent growth, down 5 percentage points from the preliminary estimate of 38.9 per cent.

Chart 4 – Corporate Profits

Source: Statistics Canada

Second Quarterly Report 2006/07

APPENDIX:	FINANCIAL RESULTS
For the Six Months Ended September 30, 2006
and 2006/07 Full-Year Forecast

2006/07 Second Quarterly Report		November 30, 2006

Table A.1	Operating Statement

Table A.2	Forecast Update – Changes from Budget 2006

Table A.3	Revenue by Source

Table A.4	Expense by Ministry, Program and Agency

Table A.5	Revenue Assumptions – Changes from Budget 2006

Table A.6	Expense Assumptions – Changes from Budget 2006

Table A.7	Expense by Function

Table A.8	SUCH Sector and Service Delivery Agency Operating Statements

Table A.9	Full-Time Equivalents

Table A.10	Capital Spending

Table A.11	Capital Expenditure Projects Greater Than $50 Million

Table A.12	Provincial Debt

Table A.13	Statement of Financial Position

Second Quarterly Report 2006/07

Appendix	33

Table A.1   2006/07 Operating Statement

	Year-to-Date to September 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Taxpayer-supported programs and agencies:
Revenue	16,273	17,092	819	15,895	33,393	34,970	1,577	33,749
Expense	(16,220)	(15,908)	312	(14,879)	(33,914)	(34,440)	(526)	(32,177)
Negotiating Framework incentive payments	-	(244)	(244)	-	-	(290)	(290)	(710)
Taxpayer-supported balance	53	940	887	1,016	(521)	240	761	862
Commercial Crown corporation income	965	1,266	301	1,107	1,971	2,460	489	2,198
Surplus before forecast allowance	1,018	2,206	1,188	2,123	1,450	2,700	1,250	3,060
Forecast allowance	-	-	-	-	(850)	(550)	300	-
Surplus	1,018	2,206	1,188	2,123	600	2,150	1,550	3,060
``

Second Quarterly Report 2006/07

34	Appendix

Table A.2   2006/07 Forecast Update – Changes from Budget 2006

		Updated
($ millions)	Changes	Forecast
Budget 2006 Fiscal Plan (February 21, 2006)		600
First Quarterly Report Forecast Updates:
Revenue increases (decreases):
Personal income tax:
– Prior-year adjustment – stronger 2005 tax assessments	191
– Base – higher 2005 base and improved 2006 economic growth	166
Corporate income tax – improved corporate profit outlook	159
Social service tax – higher 2005/06 results and stronger 2006 economic growth	185
Fuel tax – lower sales volumes resulting from high pump prices	(16)
Property tax – higher property tax base	27
Property transfer tax – strong housing market	150
Insurance premium tax	21
Natural gas royalties – lower natural gas prices	(774)
Other energy and mineral sources – higher metal prices and average bid price for Crown land drilling rights, partially offset by lower electricity prices	15
Forest revenue – higher interior harvest volumes and stumpage rates	103
Medical Services Plan revenue – higher 2005/06 results and less premium assistance take-up	59
Miscellaneous revenue – improved school-generated funds in school districts and higher outlook from health authorities	109
Federal transfers:
Health and social transfers – mainly tax point losses due to weaker national income tax bases and stronger BC economic growth	18
Other transfers – increased ministry recoveries for Canada Study Grants and the Millennium Scholarship Fund and direct post-secondary research grant funding	113
All other taxpayer supported changes	71
Commercial Crown corporation net income:
BC Hydro – primarily impact of rate increases	377
ICBC – primarily higher premium revenue	67
Other Crown corporation changes – mainly timing of BCRC asset dispositions	(19)
Total revenue changes		1,022
Less: expense increases (decreases):
Negotiating Framework incentive payments (for contracts ratified after March 31, 2006)	290
Forest fire costs	115
CRF expense changes	405
Increased ministry expenditures recoverable mainly from the federal government	94
SUCH sector and service delivery agencies:
School districts – revised spending estimates for additional staffing	29
Post-secondary institutions – primarily additional faculty and research	47
Health authorities – increases in staffing levels	142
Other service delivery agencies net spending changes	5
Total expense changes		722
Subtotal		300
Forecast allowance decrease		300
Net change		600
2006/07surplus – first Quarterly Report		1,200

Second Quarterly Report 2006/07

Appendix	35

Table A.2   2006/07 Forecast Update – Changes from Budget 2006 – Continued

		Updated
($ millions)	Changes	Forecast
Second Quarterly Report forecast updates:
Revenue increases (decreases):
Personal income tax – higher 2005 tax assessments:
– Prior-year adjustment	138
– 2006/07 base	134
Corporate income tax – higher 2005 and prior-year tax assessments and lower national tax base:
– Prior-year adjustment	45
– Lower federal government instalments	(15)
Social service tax – stronger year-to-date collections	115
Property transfer tax – strong housing market	50
Natural gas royalties – lower natural gas prices	(165)
Other energy, metals and mineral revenues – higher copper, oil, electricity prices and sales of Crown land drilling rights	57
Forest revenue – mainly lower prices and crown harvest volumes	(153)
– Softwood Lumber Agreement 2006 border tax	208
Investment earnings – primarily higher cash balances	38
Federal government transfers:
– One-time trusts established by federal government to fund capital projects in BC	408
– Health and social transfers – mainly due to higher national personal income tax revenues	51
All other taxpayer supported changes	69
Commercial Crown corporation net income:
BC Lotteries – mainly increased casino revenue and lower operating costs	17
BCRC – mainly delayed asset dispositions	(15)
ICBC – mainly lower claims cost projections	49
Other Crown corporation changes – mainly BC Hydro net income	13
Total revenue changes		1,044
Less expense increases (decreases):
Forest management program expenses partially offset by reduced forest fire fighting costs	5
Interest costs – mainly reduced debt levels	(40)
CRF expense changes	(35)
Increased ministry expenditures mainly recoverable from the federal government	38
SUCH sector and service delivery agencies:
Health authorities/hospital societies – projected deficits	66
Other service delivery agencies net spending changes	25
Total expense changes		94
Net change		950
2006/07 surplus – second Quarterly Report		2,150

Second Quarterly Report 2006/07

36	Appendix

Table A.3   2006/07 Revenue by Source

	Year-to-Date to September 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Taxation
Personal income	2,877	3,056	179	2,700	5,847	6,476	629	5,838
Corporate income	659	652	(7)	564	1,337	1,526	189	1,426
Social service	2,236	2,407	171	2,130	4,374	4,674	300	4,367
Fuel	477	465	(12)	467	923	907	(16)	911
Tobacco	369	393	24	376	690	715	25	701
Property	842	855	13	857	1,726	1,753	27	1,718
Property transfer	415	526	111	464	750	950	200	843
Other	301	327	26	314	571	601	30	625
	8,176	8,681	505	7,872	16,218	17,602	1,384	16,429
Natural resources
Natural gas royalties	1,013	574	(439)	804	2,277	1,338	(939)	1,921
Columbia River Treaty	110	110	-	144	335	255	(80)	319
Other energy, metals and minerals	404	482	78	378	808	960	152	797
Forests	376	358	(18)	527	1,083	1,241	158	1,214
Water and other resources	228	174	(54)	155	349	334	(15)	316
	2,131	1,698	(433)	2,008	4,852	4,128	(724)	4,567
Other revenue
Medical Services Plan premiums	710	744	34	756	1,414	1,484	70	1,467
Post-secondary education fees	387	404	17	373	923	923	-	892
Other health-care related fees	101	107	6	100	191	210	19	204
Motor vehicle licences and permits	211	219	8	207	409	418	9	403
Other fees and licences	301	356	55	328	685	730	45	683
Investment earnings	410	486	76	452	819	881	62	948
Sales of goods and services	331	344	13	372	647	656	9	765
Miscellaneous	740	859	119	711	1,506	1,589	83	1,605
	3,191	3,519	328	3,299	6,594	6,891	297	6,967
Contributions from the federal government
Health and social transfers	2,156	2,153	(3)	2,065	4,403	4,472	69	4,220
Equalization	230	230	-	295	459	459	-	590
Other federal contributions	389	811	422	356	867	1,418	551	976
	2,775	3,194	419	2,716	5,729	6,349	620	5,786

Taxpayer-supported programs and agencies	16,273	17,092	819	15,895	33,393	34,970	1,577	33,749
Commercial Crown corporation net income
BC Hydro	8	204	196	133	18	400	382	266
Liquor Distribution Branch	416	436	20	398	798	806	8	800
BC Lotteries (net of payments to the federal government)	454	500	46	446	932	949	17	914
BCRC [1]	27	19	(8)	6	84	49	(35)	10
ICBC [2]	56	90	34	103	131	247	116	191
Other	4	17	13	21	8	9	1	17
	965	1,266	301	1,107	1,971	2,460	489	2,198
Total revenue	17,238	18,358	1,120	17,002	35,364	37,430	2,066	35,947

1  The year to date figures reflect BCRC’s budget and results for the April to September period. The full year forecast represents BCRC’s earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the outlook is: 2006 (budget) – $84 million; 2006 (revised forecast) – $78 million

2  The year to date figures reflect ICBC’s budget and results for the April to September period. The full-year forecast represents ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the outlook is: 2006 (budget) – $131 million; 2006 (revised forecast) – $298 million.

Second Quarterly Report 2006/07

Appendix	37

Table A.4   2006/07 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Advanced Education	976	978	2	917	1,982	1,982	-	1,865
Education	2,665	2,627	(38)	2,534	5,196	5,196	-	5,073
Health [1]	5,997	5,943	(54)	5,583	11,910	11,910	-	11,414
Subtotal	9,638	9,548	(90)	9,034	19,088	19,088	-	18,352
Office of the Premier	6	5	(1)	4	12	12	-	10
Aboriginal Relations and Reconciliation	18	17	(1)	16	33	33	-	33
Agriculture and Lands	63	56	(7)	37	226	226	-	170
Attorney General	241	237	(4)	233	476	476	-	453
Children and Family Development	862	843	(19)	769	1,836	1,836	-	1,635
Community Services	174	124	(50)	157	267	267	-	258
Economic Development	149	92	(57)	79	310	310	-	437
Employment and Income Assistance	675	630	(45)	634	1,369	1,369	-	1,326
Energy, Mines and Petroleum Resources	38	43	5	37	77	77	-	67
Environment	86	86	-	71	194	194	-	177
Finance	45	34	(11)	31	84	84	-	67
Forests and Range	412	541	129	403	933	1,053	120	815
Labour and Citizens’ Services	99	79	(20)	93	206	206	-	188
Public Safety and Solicitor General	269	271	2	255	548	548	-	515
Small Business and Revenue	23	19	(4)	18	45	45	-	44
Tourism, Sport and the Arts [1]	108	111	3	116	209	209	-	179
Transportation	418	407	(11)	417	839	839	-	829
Total ministries and Office of the Premier	13,324	13,143	(181)	12,404	26,752	26,872	120	25,555
Legislation	24	23	(1)	20	51	51	-	46
Officers of the Legislature	14	11	(3)	29	27	27	-	42
BC Family Bonus	13	13	-	21	23	23	-	37
Management of public funds and debt	306	298	(8)	318	618	578	(40)	593
Contingencies – new programs	-	22	22	-	320	320	-	320
Contingencies – Negotiating Framework	165	-	(165)	-	420	420	-	-
Other appropriations	(9)	(20)	(11)	(17)	9	9	-	(3)
Subtotal	13,837	13,490	(347)	12,775	28,220	28,300	80	26,590
First Nations New Relationships Fund	-	-	-	-	-	-	-	100
Consolidated revenue fund expense before Negotiating Framework incentive	13,837	13,490	(347)	12,775	28,220	28,300	80	26,690
Negotiating Framework incentive payments	-	244	244	-	-	290	290	710
Total consolidated revenue fund expense	13,837	13,734	(103)	12,775	28,220	28,590	370	27,400
Expenses recovered from external entities	843	962	119	808	1,685	1,817	132	1,841
Grants to agencies and other internal transfers:
School districts	(2,393)	(2,357)	36	(2,307)	(4,490)	(4,597)	(107)	(4,345)
Universities	(532)	(560)	(28)	(490)	(1,069)	(1,101)	(32)	(1,108)
Colleges, university colleges, and institutes	(376)	(403)	(27)	(397)	(755)	(790)	(35)	(833)
Health authorities and hospital societies	(3,974)	(4,109)	(135)	(3,859)	(7,937)	(8,011)	(74)	(7,707)
Children and family development agencies	(303)	(304)	(1)	(133)	(606)	(621)	(15)	(445)
Other service delivery agencies	(337)	(358)	(21)	(597)	(674)	(700)	(26)	(1,147)
	(7,915)	(8,091)	(176)	(7,783)	(15,531)	(15,820)	(289)	(15,585)
SUCH sector and service delivery agencies:
School districts	2,129	2,180	51	2,089	4,864	4,984	120	4,612
Universities	1,246	1,252	6	1,173	2,532	2,677	145	2,449
Colleges, university colleges, and institutes	638	623	(15)	617	1,281	1,302	21	1,252
Health authorities and hospital societies [2]	4,238	4,398	160	4,062	8,456	8,724	268	8,289
Children and family development agencies	303	300	(3)	130	605	621	16	441
Other service delivery agencies	901	794	(107)	1,008	1,802	1,835	33	2,188
	9,455	9,547	92	9,079	19,540	20,143	603	19,231
Net spending of SUCH sector and service delivery agencies	1,540	1,456	(84)	1,296	4,009	4,323	314	3,646
Total taxpayer-supported expense	16,220	16,152	(68)	14,879	33,914	34,730	816	32,887

1   The 2005/06 actuals and 2006/07 budget have been restated to reflect the transfer of the ActNow BC! initiative from the Ministry of Health to the Ministry of Tourism, Sport and the Arts.

2  Excludes inter-entity transactions among health authorities and hospital societies.

Second Quarterly Report 2006/07

38	Appendix

Table A.5    2006/07 Revenue Assumptions – Changes from Budget 2006

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Personal income tax	$5,847	$6,204	$6,476
2006 Tax Year
BC personal income growth	5.2%	5.8%	5.8%
BC tax base growth	5.6%	5.7%	5.8%
Average tax yield	5.64%	5.71%	5.78%
Gross current-year tax	$5,763	$5,930	$6,010
Dividend tax credit measure (assumed in base)	-$25	-$60	-$60
Tax credits and BC Tax Reduction	-$266	-$266	-$256
Training initiatives tax credit	-$30	-$30	$0
Prior-year adjustment (fiscal year)	$0	$191	$329
Family Bonus offset (fiscal year)	-$23	-$23	-$23

2005 and Prior Tax Years
2005 BC personal income growth	5.3%	5.3%	5.7%
2005 BC tax base growth	6.7%	8.3%	8.3%
Average 2005 tax yield	5.60%	5.67%	5.74%
Gross 2005 tax	$5,421	$5,569	$5,643
2004 and prior years tax	$315	$300	$325
Tax credits and BC Tax Reduction	-$257	-$257	-$247

Corporate income tax	$1,337	$1,496	$1,526
2006 Tax Year
National tax base ($ billions)	$174.4	$174.1	$167.9
National taxable income from duty deposit refunds ($ billions)	$0.0	$0.0	$2.3
BC general corporate tax rate	12.0%	12.0%	12.0%
BC small business corporate tax rate	4.5%	4.5%	4.5%
BC tax base (instalments $ billions)	$17.3	$17.3	$16.9
BC instalment share	9.92%	9.92%	9.92%
Tax credits	-$236	-$236	-$236
International Financial Activity Act refunds	-$25	-$25	-$5
Prior-year adjustments	$45	$193	$238
BC tax base entitlement (excluding duty deposit refunds, $ billions)	$16.4	$17.2	$17.0
BC tax base growth	8.0%	5.5%	5.5%
BC corporate profits growth	7.8%	5.6%	5.6%
BC tax base entitlement from duty deposit refunds ($ billions)	$0.0	$0.0	$1.9
Advance instalments (fiscal year)	$1,317	$1,328	$1,293

2005 and Prior Tax Years
BC general corporate tax rate	12.75%	12.75%	12.85%
BC tax base ($ billions)	$15.2	$16.3	$16.1
BC tax base growth	7.5%	15.0%	13.7%
BC corporate profits growth	7.4%	15.2%	17.6%
National tax base growth	12.3%	11.7%	12.4%
BC share of national tax base	9.5%	10.2%	10.0%
Gross 2005 tax	$1,431	$1,579	$1,584
2004 and prior years revenue	$0	$0	$40
Tax credits	-$231	-$231	-$231

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. For example, 2006/07 instalments from the federal government are based on BC’s share of the national tax base for the 2004 tax year (assessed as of December 31, 2005) and a forecast of the 2006 national tax base. Cash adjustments for any under/over payments from the federal government in respect of 2005 will be received/paid on March 30, 2007.

Second Quarterly Report 2006/07

Appendix	39

Table A.5    2006/07 Revenue Assumptions – Changes from Budget 2006 – Continued

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Social service tax	$4,374	$4,559	$4,674
2006 Calendar Year
Consumer expenditure growth	5.6%	5.9%	5.9%
Business investment growth	11.0%	9.3%	9.3%
Other expenditure growth	2.5%	2.8%	2.8%
Social service tax base growth (fiscal year)	5.3%	5.9%	7.4%

Components of revenue
Consolidated Revenue Fund	$4,305	$4,490	$4,605
BC Transportation Financing Authority	$12	$12	$12
Recoveries	$57	$57	$57

Social service tax revenue forecast includes $60 million assumed to be the full-year amount that will be held in trust by lawyers until the Supreme Court of Canada rules on the constitutionality of applying social service tax on legal services.
Currently, lawyers must collect and remit social service tax on all legal services that are solicitors’ services (i.e. services not related to the determination of rights and obligations by courts and independent tribunals).
Social service tax is not collected from low income clients with respect to barristers’ services. Lawyers must collect social service tax on barrister’s services from clients who are not low income and hold in trust pending the Supreme Court of Canada ruling.
Due to uncertainty, an equal and offsetting provision for bad debt allowance is also included as a forecast expense.

Fuel tax	$923	$907	$907
2006 Calendar Year
Real GDP growth	3.3%	3.6%	3.6%
Gasoline and diesel volume growth	3.3%	0.0%	0.0%

Components of revenue
Gasoline and diesel
Consolidated Revenue Fund	$382	$365	$365
BC Transit	$8	$8	$8
BC Transportation Financing Authority	$428	$418	$418

Other fuel sources - Consolidated Revenue Fund	$105	$116	$116

Property tax	$1,726	$1,753	$1,753
2006 Calendar Year
BC Consumer Price Index	2.2%	2.0%	2.0%
Housing starts	32,000	36,750	36,750
Home owner grants (fiscal year)	-$635	-$647	-$647

Components of revenue
Residential (net of home owner grants)	$607	$619	$619
Non-residential	$944	$955	$955
Rural area	$81	$82	$82
Other*	$94	$97	$97

*Other includes BC Assessment Authority and municipal contributions to BC Transit less commissions paid to municipalities for the collection of provincial property taxes.

Second Quarterly Report 2006/07

40	Appendix

Table A.5 2006/07 Revenue Assumptions – Changes from Budget 2006 – Continued

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Other taxes	$2,011	$2,206	$2,266
2006 Calendar Year
Population growth	1.1%	1.2%	1.2%
BC Consumer Price Index	2.2%	2.0%	2.0%
Housing starts growth	-7.7%	6.0%	6.0%
Nominal GDP growth	5.7%	5.9%	5.9%
Real GDP growth	3.3%	3.6%	3.6%

Components of revenue
Property transfer	$750	$900	$950
Tobacco	$690	$705	$715
Corporation capital	$110	$112	$112
Insurance premium	$318	$339	$339
Hotel room
Consolidated Revenue Fund	$113	$119	$119
Tourism British Columbia	$30	$31	$31
Petroleum, natural gas, metals, minerals and
Columbia River Treaty export electricity sales	$3,420	$2,661	$2,553
Natural gas price ($Cdn/gigajoule at plant inlet)	$8.55	$6.21	$5.44
Natural gas volumes (petajoules)	1,095	1,095	1,095
Annual per cent change	2.1%	2.3%	1.8%

Oil price ($US/bbl at Cushing, Ok)	$57.87	$65.84	$68.33

Auctioned land base (000 hectares)	538	525	708
Average bid price/hectare ($)	$800	$1,055	$956
Metallurgical coal price ($US/tonne,fob west coast)	$110	$105	$105
Copper price ($US/lb)	$1.45	$2.85	$3.20

Columbia River Treaty sales
Annual quantity set by treaty (million mega-watt hours)	4.3	4.3	4.3
Mid-Columbia electricity price ($US/mega-watt hour)	$71	$56	$57

Components of revenue
Natural gas royalties	$2,277	$1,503	$1,338
Bonus bids, permits and fees	$453	$470	$486
Petroleum royalties	$78	$101	$112
Columbia River Treaty electricity sales	$335	$245	$255
Coal	$145	$121	$121
Minerals, metals and other	$99	$188	$208
Oil and Gas Commission fees	$33	$33	$33

Second Quarterly Report 2006/07

Appendix	41

Table A.5 2006/07 Revenue Assumptions – Changes from Budget 2006 – Continued

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Forests	$1,083	$1,186	$1,241
Prices (calendar year average)
SPF 2x4 price ($US/thousand board feet)	$338	$309	$297
Random Lengths Composite price ($US/thousand board feet)			$327
Hemlock price ($US/thousand board feet)	$556	$588	$584
Pulp ($US/tonne)	$600	$667	$668
Coastal log price ($Cdn/cubic metre,Vancouver Log Market)	$82	$82	$85

Fiscal Year Trade Assumptions
Export tax rate			15%
Random Lengths Composite price ($US/thousand board feet)			$307
U.S. lumber consumption (billion board feet)			62.0
BC lumber exports to U.S. (billion board feet)			12.3

Crown harvest volumes (million cubic metres)
Interior	52.0	56.0	54.0
Coast	16.0	16.0	16.0
Total	68.0	72.0	70.0
BC Timber Sales (included in above)	13.3	13.3	13.5

Components of revenue
Tenures	$695	$848	$681
BC Timber Sales	$328	$298	$298
Softwood Lumber Agreement 2006 border tax	$0	$0	$208
Logging tax	$40	$20	$25
Other	$20	$20	$29

Health and social transfers	$4,403	$4,421	$4,472
National Cash Transfers
Canada Health Transfer (CHT) excluding Trusts, September 2004 First Ministers’ Meeting (FMM) and prior-year adjustments	$13,400	$13,400	$13,400
FMM base (absorbs Health Reform Transfer)	$6,740	$6,740	$6,740
Canada Social Transfer (CST)	$8,200	$8,200	$8,200
Early Learning and Child Care (ELCC)	$300	$300	$300
ELCC Federal Budget 2005	$650	$650	$650
National basic federal tax ($ billions)	$117.1	$112.8	$114.7
BC basic federal tax ($ billions)	$14.0	$14.0	$14.2
BC share of national population (June 1, 2006)	13.20%	13.22%	13.21%

BC health and social transfers revenue
CHT	$1,901	$1,903	$1,917
2003 Medical Equipment ($200 million)	$17	$19	$19
2004 Public Immunization ($52 million)	$18	$18	$18
FMM Base (absorbs Health Reform Transfer)	$889	$891	$890
FMM Deferral (Base and Wait Times)	$228	$228	$228
FMM Capital Equipment Funding	$0	$0	$0
CST	$1,163	$1,165	$1,173
ELCC	$40	$40	$40
ELCC Federal Budget 2005	$85	$85	$85
ELCC Federal Budget 2005 Deferral	$62	$62	$62
Prior-year adjustments	$0	$10	$40

Second Quarterly Report 2006/07

42	Appendix

Table A.5 2006/07 Revenue Assumptions – Changes from Budget 2006 – Continued

Revenue Source and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
SUCH sector direct revenue	$3,011	$3,249	$3,263
School Districts	$432	$488	$502
Universities	$1,544	$1,609	$1,634
Colleges, University Colleges, and Institutes	$515	$531	$533
Health Authorities and Hospital Societies	$520	$620	$592
Children and Family Development regional authorities	$0	$1	$2
Commercial Crown corporation net income	$1,971	$2,396	$2,460
BC Hydro	$18	$395	$400
reservoir water inflows (per cent of normal)	90%	93%	87%
mean gas price	8.81	6.53	6.20
(Sumas, $US/Mmbtu – BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	66.09	47.26	47.14
(Mid-C, $US/MWh)
rate increase	0.00%	4.65%	4.65%

N.B. The rate increases in 2006/07 is currently under review by the BCUC

ICBC (projected earnings during government’s fiscal year)	$131	$198	$247
vehicle growth	+2.3%	+2.3%	+3.5%
claims cost trend	+5.0%	+5.1%	+3.9%
investment return	5.7%	6.6%	6.5%
loss ratio	89.8%	93.2%	91.6%

Second Quarterly Report 2006/07

Appendix	43

Table A.6 2006/07 Expense Assumptions – Changes from Budget 2006

Ministry Programs and Assumptions		1st Quarter	2nd Quarter
($ millions unless otherwise specified)	Budget	Forecast	Forecast
Advanced Education	1,982	1,982	1,982
Student spaces (# of FTEs)	177,784	177,657	177,657
Attorney General	476	476	476
New cases filed/processed (# for all courts)	310,000	295,000	295,000
Crown Proceeding Act	28	28	28
Children and Family Development	1,836	1,836	1,836
Average children-in-care caseload (#)	9,100	9,180	9,180
Adult Community Living:
Residential Services:
Average caseload (#)	5,299	5,293	5,293
Average cost per client ($)	63,850	66,100	66,100
Day Programs:
Average caseload (#)	10,100	10,126	10,126
Average cost per client ($)	17,200	16,700	16,700
Education	5,196	5,196	5,196
Student enrolment (# of FTEs)	562,199	562,199	562,199
Employment and Income Assistance	1,369	1,369	1,369
Average annual temporary assistance caseload (#)	47,150	46,475	42,013
Average annual disability assistance caseload (#)	62,450	61,105	60,247
Average annual total assistance caseload (#)	109,600	107,580	102,259
Forests and Range	933	1,048	1,053
Direct fire fighting	55	170	168
BC timber sales	169	176	176
Health	11,910	11,910	11,910
Pharmacare demand/cost growth (per cent of change)	7.3%	7.3%	7.3%
Medical Services Plan (MSP)	2,739	2,739	2,739
Regional health sector funding	7,475	7,475	7,475
Public Safety and Solicitor General	548	548	548
Emergency Program Ac	16	16	16
Management of Public Funds and Debt	618	618	578
Interest rates for new provincial borrowing:
Short-term	4.30%	4.52%	4.37%
Long-term	5.50%	5.34%	4.83%
CDN/US exchange rate (cents)	86.1	89.0	89.0
Taxpayer-supported Crown corporations and agencies net spending	1,128	1,133	1,135
SUCH sector and regional authorities expenses in excess of grant funding	2,881	3,099	3,188
School districts	374	403	387
Universities	1,463	1,514	1,576
Colleges, university colleges, and institutes	526	522	512
Health authorities and hospital societies	519	661	713
CFD regional authorities	(1)	(1)	0

Second Quarterly Report 2006/07

44	Appendix

Table A.7 2006/07 Expense By Function

	Year-to-Date to September 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06
Health	6,459	6,368	(91)	5,968	12,833	12,944	111	12,414
Education	4,151	4,260	109	4,065	9,162	9,368	206	8,943
Social services	1,466	1,344	(122)	1,281	3,040	3,030	(10)	2,724
Protection of persons and property	641	616	(25)	579	1,301	1,287	(14)	1,379
Transportation	581	553	(28)	619	1,173	1,258	85	1,196
Natural resources and economic development	643	733	90	585	1,483	1,620	137	1,599
Other	650	500	(150)	399	1,213	1,231	18	1,096
Contingencies – new programs	-	22	22	-	320	320	-	-
Contingencies – Negotiating Framework	165	-	(165)	-	420	420	-	-
Contingencies – Negotiating Framework incentive payments	-	244	244	-	-	290	290	710
General government	314	380	66	289	665	739	74	644
Interest	1,150	1,132	(18)	1,094	2,304	2,223	(81)	2,182
Total expense	16,220	16,152	(68)	14,879	33,914	34,730	816	32,887

Second Quarterly Report 2006/07

Appendix	45

Table A.8   2006/07 SUCH Sector and Service Delivery Agency Operating Statements 1

	Year-to-Date to September 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06

School Districts
Revenue	2,580	2,667	87	2,551	4,880	5,060	180	4,812
Expense	(2,129)	(2,180)	(51)	(2,089)	(4,864)	(4,984)	(120)	(4,612)
	451	487	36	462	16	76	60	200
Accounting adjustments	35	(17)	(52)	(58)	42	39	(3)	24
Net impact	486	470	(16)	404	58	115	57	224

Universities
Revenue	1,180	1,252	72	1,156	2,566	2,698	132	2,634
Expense	(1,246)	(1,252)	(6)	(1,173)	(2,532)	(2,677)	(145)	(2,449)
	(66)	-	66	(17)	34	21	(13)	185
Accounting adjustments	26	22	(4)	62	47	37	(10)	93
Net impact	(40)	22	62	45	81	58	(23)	278

Colleges, University Colleges, and Institutes
Revenue	648	672	24	649	1,264	1,311	47	1,291
Expense	(638)	(623)	15	(617)	(1,281)	(1,302)	(21)	(1,252)
	10	49	39	32	(17)	9	26	39
Accounting adjustments	(9)	9	18	1	6	12	6	40
Net impact	1	58	57	33	(11)	21	32	79

Health Authorities
Revenue	4,135	4,314	179	4,043	8,258	8,431	173	8,072
Expense	(4,135)	(4,309)	(174)	(3,984)	(8,258)	(8,475)	(217)	(8,070)
	-	5	5	59	-	(44)	(44)	2
Accounting adjustments	(2)	(10)	(8)	20	2	(57)	(59)	10
Net impact	(2)	(5)	(3)	79	2	(101)	(103)	12

Hospital Societies
Revenue	341	347	6	320	683	707	24	707
Expense	(341)	(354)	(13)	(325)	(683)	(729)	(46)	(707)
	-	(7)	(7)	(5)	-	(22)	(22)	-
Accounting adjustments	3	(1)	(4)	7	(1)	2	3	6
Net impact	3	(8)	(11)	2	(1)	(20)	(19)	6

Children and Family Development Agencies [2]
Revenue	303	305	2	130	605	622	17	441
Expense	(303)	(300)	3	(130)	(605)	(621)	(16)	(441)
	-	5	5	-	-	1	1	-
Accounting adjustments	-	-	-	3	1	1	-	4
Net impact	-	5	5	3	1	2	1	4

BC Transportation Financing Authority
Revenue	310	318	8	318	620	616	(4)	657
Expense	(283)	(270)	13	(311)	(567)	(591)	(24)	(604)
	27	48	21	7	53	25	(28)	53
Accounting adjustments	(78)	(82)	(4)	(85)	(155)	(155)	-	(168)
Net impact	(51)	(34)	17	(78)	(102)	(130)	(28)	(115)

Second Quarterly Report 2006/07

46	Appendix

Table A.8 2006/07 SUCH Sector and Service Delivery Agency Operating Statements[1]– Continued
	Year-to-Date to September 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06

British Columbia Buildings Corporation
Revenue	-	-	-	210	-	-	-	452
Expense	-	-	-	(183)	-	-	-	(398)
	-	-	-	27	-	-	-	54
Accounting adjustments	-	(12)	(12)	(3)	-	(12)	(12)	(7)
Net impact	-	(12)	(12)	24	-	(12)	(12)	47

British Columbia Housing Management Commission
Revenue	189	150	(39)	124	379	393	14	343
Expense	(189)	(148)	41	(121)	(379)	(393)	(14)	(343)
	-	2	2	3	-	-	-	-
Accounting adjustments	(2)	11	13	99	(4)	(15)	(11)	5
Net impact	(2)	13	15	102	(4)	(15)	(11)	5

British Columbia Transit
Revenue	79	66	(13)	68	159	168	9	155
Expense	(79)	(66)	13	(68)	(159)	(168)	(9)	(155)
	-	-	-	-	-	-	-	-
Accounting adjustments	-	3	3	(5)	-	4	4	6
Net impact	-	3	3	(5)	-	4	4	6

Tourism British Columbia
Revenue	29	39	10	32	58	58	-	58
Expense	(29)	(21)	8	(21)	(58)	(58)	-	(57)
	-	18	18	11	-	-	-	1
Accounting adjustments	3	1	(2)	(1)	6	6	-	(1)
Net impact	3	19	16	10	6	6	-	-

Other service delivery agencies
Revenue	324	336	12	322	646	642	(4)	711
Expense	(321)	(289)	32	(304)	(639)	(625)	14	(631)
	3	47	44	18	7	17	10	80
Accounting adjustments	50	76	26	105	100	118	18	99
Net impact	53	123	70	123	107	135	28	179

Total net impact	451	654	203	742	137	63	(74)	725

Total net operating statements SUCH sector and service delivery agencies
Revenue	10,118	10,466	348	9,923	20,118	20,706	588	20,333
Accounting adjustments	(212)	(265)	(53)	(102)	(441)	(500)	(59)	(377)
Net revenue	9,906	10,201	295	9,821	19,677	20,206	529	19,956

Expense	(9,693)	(9,812)	(119)	(9,326)	(20,025)	(20,623)	(598)	(19,719)
Accounting adjustments	238	265	27	247	485	480	(5)	488
Net expense	(9,455)	(9,547)	(92)	(9,079)	(19,540)	(20,143)	(603)	(19,231)
Net fiscal plan impact	451	654	203	742	137	63	(74)	725

1      Revenue and expense are shown as reported in the entity financial statements and service plans, before consolidation and accounting adjustments.

2      The amount of funding to be transferred, and the timing of the transfer, will be based on an assessment of authority readiness.

Second Quarterly Report 2006/07

Appendix	47

Table A.9 2006/07 Full-Time Equivalents (FTEs) [1,2]
	2006/07			Actual
FTEs	Budget	Forecast	Variance	2005/06

Ministries and special offices (consolidated revenue fund)	28,560	28,482	(78)	26,501
Taxpayer-supported Crown agencies	3,412	3,396	(16)	3,765
Regional authorities[3]	388	466	78	227
Total FTEs	32,360	32,344	(16)	30,493

1      Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of paid employment in a given period by the number of hours an individual, full-time person would normally work in that period.This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2      FTE amounts do not include SUCH sector staff employment.

3      Number of FTEs to be transferred and the timing of the transfers will be based on an assessment of authority readiness.

Second Quarterly Report 2006/07

48	Appendix

Table A.10 2006/07 Capital Spending
	Year-to-Date to September 30				Full Year
	2006/07			Actual	2006/07			Actual
($ millions)	Budget	Actual	Variance	2005/06	Budget	Forecast	Variance	2005/06

Taxpayer-supported
Education
Schools (K–12)	128	182	54	148	252	367	115	286
Post-secondary	409	387	(22)	317	988	916	(72)	790
Health	338	309	(29)	282	666	925	259	848
BC Transportation Financing Authority	429	432	3	384	794	885	91	712
Vancouver Convention Centre expansion project	67	41	(26)	39	164	122	(42)	85
Government operating (ministries)	147	75	(72)	68	413	313	(100)	260
Other [1]	24	36	12	44	46	77	31	111
Capital spending contingencies	-	-	-	-	165	165	-	-
Total taxpayer-supported	1,542	1,462	(80)	1,282	3,488	3,770	282	3,092

Self-supported
BC Hydro	468	356	(112)	279	1,020	921	(99)	609
BC Transmission Corporation	29	19	(10)	5	65	70	5	21
Columbia River power projects [2]	18	11	(7)	14	43	44	1	30
BC Rail	31	8	(23)	7	62	16	(46)	15
ICBC [3]	24	11	(13)	14	41	38	(3)	27
BC Lotteries	40	15	(25)	28	80	75	(5)	83
Liquor Distribution Branch	12	5	(7)	3	27	24	(3)	19
Total self-supported	622	425	(197)	350	1,338	1,188	(150)	804
Total capital spending	2,164	1,887	(277)	1,632	4,826	4,958	132	3,896

1      Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Buildings Corporation, Ministry of Attorney General, Ministry of Public Safety and Solicitor General, Ministry of Children and Family Development, Rapid Transit Project 2000, and BC Transit.

2      Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3      Includes ICBC Properties Ltd.

Second Quarterly Report 2006/07

Appendix	49

Table A.11 2006/07 Capital Expenditure Projects Greater Than $50 million[1]
Note: Information in bold type denotes changes from the 2006/07 first Quarterly Report .
		Forecast		Cumulative		Spending		Cumulative
	Start	Completion		Spending at		April 1 to		Spending at	Total Project
($millions)	Date	Date		Mar. 31, 2006 [2]	+	Sept. 30	=	Sept. 30, 2006	Budget [3]		Forecast [3]
Advanced Education facilities [4]
SFU – Surrey Central City Campus	Mar. 2004	Mar. 2007		54		9		63	70		70
Health facilities [5]
Vancouver General Hospital redevelopment project	Sept. 2000	Jan. 2007	[6]	121		18		139	156		156
Gordon and Leslie Diamond Health Care Centre – previously the Academic Ambulatory Care Centre	Fall 2004	Summer/06		76		19		95	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		97		46		143	316		316
Total health facilities				294		83		377	567		567
Transportation
Trans Canada Highway –
– 5 Mile (Yoho) Bridge [4]	May 1999	Fall 2006		36		6		42	44	[7]	44	[7]
– 10 Mile (Park) Bridge [4]	Oct. 2005	Fall 2008		17		18		35	68	[7]	68	[7]
Nisga’a Highway [4]	Aug. 1998	Summer/06		49		2		51	52		52
Pitt River Bridge [4]	Feb. 2006	Fall 2009		4		3		7	108		108	[7]
Sea-to-Sky Highway [4]	April 2003	Winter 2009		182		73		255	600		600	[8]
William R. Bennett Bridge [4]	Mar. 2005	July 2008		32		28		60	144		144
SkyTrain extension	Sept. 1998	June 2006		1,093		1		1,094	1,167		1,104
Total transportation				1,413		131		1,544	2,183		2,120
Power generation
BC Hydro
– Mica Dam – generator stator replacement	Feb. 2004	Mar. 2011		19		8		27	76		76
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	Oct. 2009		9		10		19	63		67
– Coquitlam Dam seismic upgrade	Oct. 2003	Jan. 2007		24		12		36	58		58
– Aberfeldie redevelopment	Apr. 2005	May 2008		4		1		5	64		64
BC Transmission Corporation
– System control centre modernization project	Feb. 2005	Oct. 2008		12		18		30	133		133
Brilliant Expansion Power Corporation [9]
– Brilliant Dam power expansion	Oct. 2002	Aug. 2006		181		6		187	205		205
Total power generation				249		55		304	599		603
Other
ICBC Properties Ltd.
– Surrey City Centre Mall Ltd	Sept. 1999	Mar. 2007	[10]	260		6		266	312		278
Vancouver Convention Centre expansion project	2003	2008		82		5		87	273		273	[11]
Total other				342		11		353	585		551

1      Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

2      Total expenditures since commencement of each project.

3      Represents sum of annual budgeted expenditures to complete each project.

4      Amounts shown exclude interest costs incurred during construction.

5      Amounts shown may include cost of construction, equipment, deferred development costs and land, less funding contributed by Regional Hospital Districts, and exclude interest costs incurred during construction.

6      Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.

7      Amount represents the provincial portion of this cost-shared project with the federal government.

8      Represents capital construction costs before the addition of enhanced rehabilitation and safety features. The total estimated outlays (including both capital construction and operating activities) for the project over 25 years is $1.983 billion , which assumes 2 per cent inflation per year and maximum performance payments.

9      A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.

10  The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.

11  Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry. Revised cost estimates are currently being prepared for review by Treasury Board.

Second Quarterly Report 2006/07

50	Appendix

Table A.12 2006/07 Provincial Debt [1]
	Balance	Balance at September 30, 2006				Forecast at March 31, 2007
	March 31,	Net	Debt Outstanding			Net	Debt Outstanding
($ millions)	2006	Change [2]	Actual	Budget	Variance	Change [2]	Forecast	Budget	Variance
Taxpayer-supported debt
Provincial government operating	11,888	(252)	11,636	12,104	(468)	(2,396)	9,492	10,982	(1,490)
Other taxpayer-supported debt
(mainly capital)
Education [3]
Schools	4,588	55	4,643	4,652	(9)	144	4,732	4,727	5
Post-secondary institutions	2,688	115	2,803	2,872	(69)	320	3,008	3,038	(30)
	7,276	170	7,446	7,524	(78)	464	7,740	7,765	(25)
Health [3]	2,447	144	2,591	2,811	(220)	506	2,953	3,041	(88)
Highways and public transit
BC Transportation Financing Authority	2,686	145	2,831	3,059	(228)	663	3,349	3,320	29
BC Transit	80	3	83	82	1	5	85	76	9
Public transit	904	(1)	903	906	(3)	1	905	905	-
SkyTrain extension	1,145	1	1,146	1,152	(6)	5	1,150	1,156	(6)
	4,815	148	4,963	5,199	(236)	674	5,489	5,457	32
Other
BC Buildings	246	(246)	-	-	-	(246)	-	-	-
Social housing [4]	189	(13)	176	197	(21)	101	290	227	63
Homeowner Protection Office	110	(9)	101	153	(52)	14	124	163	(39)
Other [5]	204	18	222	207	15	46	250	248	2
	749	(250)	499	557	(58)	(85)	664	638	26
Total other taxpayer-supported	15,287	212	15,499	16,091	(592)	1,559	16,846	16,901	(55)
Total taxpayer-supported debt	27,175	(40)	27,135	28,195	(1,060)	(837)	26,338	27,883	(1,545)

Self-supported debt
Commercial Crown corporations
BC Hydro	6,892	276	7,168	7,710	(542)	430	7,322	7,541	(219)
BC Transmission Corporation	37	-	37	57	(20)	14	51	77	(26)
Columbia River power projects [6]	247	(5)	242	247	(5)	(11)	236	236	-
Liquor Distribution Branch	5	(1)	4	4	-	(2)	3	3	-
Total self-supported debt	7,181	270	7,451	8,018	(567)	431	7,612	7,857	(245)
Forecast allowance	-	-	-	-	-	550	550	850	(300)
Total provincial debt	34,356	230	34,586	36,213	(1,627)	144	34,500	36,590	(2,090)

1      Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

2      Gross new long-term borrowing plus net change in short-term debt outstanding, less sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

3      Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

4      Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

5      Includes other taxpayer-supported Crown corporations and agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs, and loan guarantee provisions.

6      Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2006/07

Appendix	51

Table A.13 2006/07 Statement of Financial Position
	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2006	2006	2007

Financial assets
Cash and temporary investments	3,901	4,736	2,835
Other financial assets	6,940	7,161	7,478
Sinking funds	4,059	4,069	3,785
Investments in commercial Crown corporations:
Retained earnings	3,422	3,752	3,796
Recoverable capital loans	6,916	7,193	7,361
	10,338	10,945	11,157
	25,238	26,911	25,255
Liabilities
Accounts payable and accrued liabilities	7,218	6,537	7,077
Deferred revenue	5,674	6,420	6,120
Debt:
Taxpayer-supported debt	27,175	27,135	26,338
Self-supported debt	7,181	7,451	7,612
Forecast allowance	-	-	550
Total provincial debt	34,356	34,586	34,500
Add: debt offset by sinking funds	4,059	4,069	3,785
Less : guarantees and non-guaranteed debt	(379)	(361)	(370)
Financial statement debt	38,036	38,294	37,915
	50,928	51,251	51,112
Net liabilities	(25,690)	(24,340)	(25,857)

Capital and other non-financial assets
Tangible capital assets	24,744	25,515	27,064
Other non-financial assets	847	932	844
	25,591	26,447	27,908
Accumulated surplus (deficit)	(99)	2,107	2,051

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2006	2007
Change in accumulated deficit:

Surplus for the period	(2,206)	(2,150)

Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,462	3,770
Less: amortization and other accounting changes	(691)	(1,450)
Change in net capital assets	771	2,320
Increase (decrease) in other non-financial assets	85	(3)
	856	2,317
Increase (decrease) in net liabilities	(1,350)	167
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	835	(1,066)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	330	342
Self-supported capital investments	412	1,188
Less: loan repayments and other accounting changes	(135)	(711)
	607	819
Other working capital changes	166	(41)
	1,608	(288)
Increase (decrease) in financial statement debt	258	(121)
(Increase) decrease in sinking fund debt	(10)	274
Increase (decrease) in guarantees and non-guaranteed debt	(18)	(9)
Increase (decrease) in total provincial debt	230	144

Second Quarterly Report 2006/07